                                                               File No. 33-_____
                                                               File No. 811-3957
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      |X|
         Pre-Effective Amendment No. ______                                  |_|
         Post-Effective Amendment No. ______                                 |_|

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              |X|
         Amendment No. ______                                                |_|

                        (Check appropriate box or boxes)

                            VARIFLEX SEPARATE ACCOUNT
                                (EDUCATOR SERIES)
                           (Exact Name of Registrant)

                     Security Benefit Life Insurance Company
                               (Name of Depositor)

                 700 Harrison Street, Topeka, Kansas 66636-0001
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 (785) 431-3000

Name of Agent for Service for Process:                   Copies to:

Amy J. Lee, Associate General Counsel                    Jeffrey S. Puretz, Esq.
Security Benefit Group, Inc.                             Dechert, Price & Rhoads
700 Harrison Street                                      1500 K Street, N.W.
Topeka, KS 66636-0001                                    Washington, DC 20005

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of securities being registered: Interests in a separate account under group flexible premium deferred variable annuity contracts.

                              --------------------
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                       DECLARATION PURSUANT TO RULE 24F-2

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite number or amount of securities has been registered under the Securities Act of 1933. No fee required.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Cross Reference Sheet

                             Pursuant to Rule 495(a)

               Showing Location in Part A (Prospectus) and Part B
              (Statement of Additional Information) of Registration
                  Statement of Information Required by Form N-4

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                                     PART A

ITEM OF FORM N-4                                        PROSPECTUS CAPTION
----------------                                        ------------------
   1.  Cover Page..................................     Cover Page

   2.  Definitions.................................     Glossary of Terms

   3.  Synopsis....................................     Summary of the Contract;
                                                        Summary of Expenses

   4.  Condensed Financial Information

       (a)  Accumulated Unit Values................     N/A

       (b)  Performance Data.......................     Performance Information

       (c)  Additional Financial Information.......     Financial Statements

   5. General Description of Registrant, Depositor, and Portfolio Companies

       (a)  Depositor..............................     Security Benefit Life
                                                        Insurance Company

       (b)  Registrant.............................     Variflex

       (c)  Portfolio Company......................     SBL Fund

       (d)  Fund Prospectus........................     SBL Fund

       (e)  Voting Rights..........................     Voting Rights

       (f)  Administrators.........................     N/A

   6.  Deductions and Expenses.....................     Charges and Deductions

       (a)  General................................     Other Charges; Actuarial
                                                        Risk Fee; State Premium
                                                        Taxes; Charges for Taxes

       (b)  Sales Load %...........................     Contingent Deferred
                                                        Sales Charge

       (c)  Special Purchase Plan..................     Variations in Charges

                               ------

ITEM OF FORM N-4                                        PROSPECTUS CAPTION
----------------                                        ------------------

       (d)  Commissions............................     Contingent Deferred
                                                        Sales Charge

       (e)  Fund Expenses..........................     SBL Fund; Summary of
                                                        Expenses

       (f)  Organization Expenses..................     N/A

   7.  General Description of Contracts

       (a)  Persons with Rights....................     Variflex Contracts;
                                                        Distributions Under
                                                        the Contract; Voting
                                                        Rights; The General
                                                        Account; Types of
                                                        Variflex Contracts

       (b) (i)  Allocation of Purchase Payments....     Allocation of Purchase
                                                        Payments

          (ii)  Transfers..........................     Transfer of Contract
                                                        Value

         (iii)  Exchanges..........................     N/A

       (c)  Changes................................     Purpose of the
                                                        Contracts; Substituted
                                                        Securities

       (d)  Inquiries..............................     Contractowner Inquiries

   8.  Annuity Period..............................     Annuity Period; Annuity
                                                        Provisions; Election of
                                                        Annuity Commencement
                                                        Date and Form of
                                                        Annuity; Allocation of
                                                        Benefits

   9.  Death Benefit...............................     Death Benefit During
                                                        Accumulation Period;
                                                        Optional Annuity Forms

  10.  Purchases and Contract Value

       (a)  Purchases..............................     Contract Application and
                                                        Purchase Payments;
                                                        Crediting of
                                                        Accumulation Units

       (b)  Valuation..............................     Accumulation Period;
                                                        Crediting of
                                                        Accumulation Units;
                                                        Value of Variable
                                                        Annuity Payments:
                                                        Assumed Investment Rates

       (c)  Daily Calculation......................     Crediting of
                                                        Accumulation Units

       (d)  Underwriter............................     Distributor of the
                                                        Contracts

ITEM OF FORM N-4                                        PROSPECTUS CAPTION
----------------                                        ------------------

  11.  Redemptions

       (a)  - By Owners............................     Full and Partial
                                                        Withdrawals; Systematic
                                                        Withdrawals; Loans
                                                        Available from Certain
                                                        Qualified Contracts;
                                                        Constraints on
                                                        Distributions from
                                                        Certain Section 403(b)
                                                        Annuity Contracts

             - By Annuitant........................     Optional Annuity Forms

       (b)   Texas ORP.............................     Restrictions Under the
                                                        Texas Optional
                                                        Retirement Program

       (c)   Check Delay...........................     N/A

       (d)   Lapse.................................     Contract Application and
                                                        Purchase Payments; Full
                                                        and Partial Withdrawals

       (e)   Free Look.............................     Free-Look Right;
                                                        Contract Application
                                                        and Purchase Payments

  12.  Taxes.......................................     Federal Tax Matters;
                                                        Introduction; Tax Status
                                                        of Security Benefit and
                                                        the Separate Account;
                                                        Income Taxation of
                                                        Annuities in General -
                                                        Qualified Plans

  13.  Legal Proceedings...........................     N/A

  14.  Table of Contents for the Statement of
       Additional Information......................     Statement of Additional
                                                        Information


                                     PART B


                                                        Statement of Additional
ITEM OF FORM N-4                                          Information Caption
----------------                                         ----------------------

  15.  Cover Page..................................     Cover Page

  16.  Table of Contents...........................     Table of Contents

  17.  General Information and History.............     Other Information; Legal
                                                        Matters

                                                        Statement of Additional
ITEM OF FORM N-4                                          Information Caption
----------------                                         ----------------------

  18.  Services

       (a)  Fees and Expenses of Registrant........     Variations in Charges;
                                                        Additional Federal Tax
                                                        Matters

       (b)  Management Contracts...................     Records and Reports

       (c)  Custodian..............................     Safekeeping of Variflex
                                                        Account Assets

            Independent Public Accountant..........     Experts

       (d)  Assets of Registrant...................     N/A

       (e)  Affiliated Persons.....................     N/A

       (f)  Principal Underwriter..................     Distribution of the
                                                        Contracts

  19.  Purchase of Securities Being Offered........     Group Contracts;
                                                        Distribution of the
                                                        Contracts; State
                                                        Regulation

  20.  Underwriters................................     Distribution of the
                                                        Contracts

  21.  Calculation of Performance Data.............     Performance Information

  22.  Annuity Payments............................     The Contract; Valuation
                                                        of Accumulation Units;
                                                        Computation of Variable
                                                        Annuity Payments;
                                                        Illustration;
                                                        Termination of Contract;
                                                        Limits on Stipulated
                                                        Payments (Under the
                                                        Internal Revenue Code);
                                                        Assignment

  23.  Financial Statements........................     Financial Statements;
                                                        Taxation of SBL; Tax
                                                        Status of the Contracts

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                                    VARIFLEX
                           VARIABLE ANNUITY CONTRACTS
                                 EDUCATOR SERIES

                                    SOLD BY--
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                   700 SW HARRISON, TOPEKA, KANSAS 66636-0001

                                 (785) 431-3000

     This Prospectus describes the Variflex Variable Annuity Educator Series Contracts (the "Variflex Contracts" or "Contracts") offered by Security Benefit Life Insurance Company ("SBL"). The Contracts are issued for use with retirement plans qualified for favorable tax treatment under the Internal Revenue Code, such as pension and profit sharing plans, annuity purchase plans of public school systems and certain tax-exempt organizations and certain deferred compensation plans of state and local governments. This Prospectus offers Contracts which may be purchased with single or multiple purchase payments, with annuity payments commencing at some later date. The Contracts are offered on a group basis.

     Variflex Contracts offer Contractowners and Participants the opportunity to arrange for a Variable Annuity, with lifetime or other annuity payments based on the investment performance of one or more Series of Variflex. Variflex, a separate account of SBL, is registered as a unit investment trust and issues fourteen separate series--Growth Series, Growth-Income Series (formerly the "Income-Growth Series"), Money Market Series, Worldwide Equity Series, High Grade Income Series, Emerging Growth Series, Global Aggressive Bond Series, Specialized Asset Allocation Series, Managed Asset Allocation Series, Equity Income Series, High Yield Series, Social Awareness Series, Value Series, and Small Cap Series. Each Series reflects the investment results of a corresponding series of SBL Fund (the "Fund"), a registered open-end management investment company.

     Contractowners and Participants may additionally elect to accumulate values and receive all or a portion of the benefits in the form of Guaranteed Annuity payments funded by the General Account assets of SBL.

     Depending on the state where the Contract is sold, it may contain a provision which allows the Contract to be canceled within 10 or more days after receipt of the Contract.

     This Prospectus sets forth the information that a prospective investor should know before investing. A Statement of Additional Information about the Variflex Contract and Variflex is free and may be obtained by writing SBL at the address above or by calling (785) 431-3112 or (800) 888-2461, extension 3112. The Statement of Additional Information, which has the same date as this Prospectus, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information is set forth at the end of this Prospectus.

--------------------------------------------------------------------------------
ATTACHED TO THIS PROSPECTUS IS A CURRENT PROSPECTUS OF SBL FUND. BOTH PROSPECTUSES SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACT AND CERTAIN VARIFLEX SERIES ARE NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

THE CONTRACT INVOLVES RISK, INCLUDING LOSS OF PRINCIPAL, AND IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED BY, ANY BANK. THE CONTRACT IS NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

PROSPECTUS DATED: ________________, 1997             RETAIN FOR FUTURE REFERENCE

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                                        1

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                                VARIFLEX CONTENTS

                                                                            Page

Glossary of Terms..........................................................   4
Summary of the Contract....................................................   5
Summary of Expenses........................................................   6
  Financial Statements.....................................................   8
Security Benefit Life Insurance Company and Variflex.......................   8
  Security Benefit Life Insurance Company..................................   8
  Variflex.................................................................   8
SBL Fund ..................................................................   8
  Voting Rights............................................................   9
  Substituted Securities...................................................   9
Variflex Contracts.........................................................  10
  Purpose of the Contracts.................................................  10
  Type of Variflex Contract................................................  10
  Contract Application and Purchase Payments...............................  10
  Allocation of Purchase Payments..........................................  10
  Crediting of Accumulation Units..........................................  11
  Dollar Cost Averaging Option.............................................  11
  Asset Reallocation Option................................................  11
  Transfer of Contract Value...............................................  12
  Contract Value...........................................................  12
  Determination of Contract Value..........................................  12
  Contractowner Inquiries..................................................  13
Charges and Deductions.....................................................  13
  Contingent Deferred Sales Charge.........................................  13
  Other Charges............................................................  14
  (a) State Premium Taxes..................................................  14
  (b) Actuarial Risk Fee...................................................  14
  (c) Charges for Taxes....................................................  14
  Sequential Deduction.....................................................  14
  Variations in Charges....................................................  15
Distributions Under the Contract...........................................  15
  Accumulation Period......................................................  15
  Full and Partial Withdrawals.............................................  15
  Systematic Withdrawals...................................................  15
  Free-Look Right..........................................................  16
  Death Benefit During Accumulation Period.................................  16
  Loans Available from Certain Qualified Contracts.........................  16
  Constraints on Distributions from Certain Section 403(b) Annuity
    Contracts .............................................................  17
  Annuity Period...........................................................  18
  Annuity Provisions.......................................................  18
  Election of Annuity Commencement Date and Form of Annuity................  18
  Allocation of Benefits...................................................  18
  Optional Annuity Forms...................................................  18
  Value of Variable Annuity Payments:
    Assumed Investment Rates...............................................  19
  Restrictions Under the Texas Optional Retirement Program.................  19

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                                        2

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                          VARIFLEX CONTENTS (CONTINUED)

                                                                            Page

Federal Tax Matters........................................................  20
  Introduction.............................................................  20
  Tax Status of SBL and the Separate Account...............................  20
    General................................................................  20
    Charge for SBL Taxes...................................................  20
    Diversification Standards..............................................  20
  Income Taxation of Annuities in General -- Qualified Plans...............  21
    Section 401............................................................  21
    Section 403(b).........................................................  22
    Section 457............................................................  22
    Rollovers..............................................................  23
    Tax Penalties..........................................................  23
    Withholdings...........................................................  23
Distributor of the Contracts...............................................  24
  Performance Information..................................................  24
The General Account........................................................  24
Statement of Additional Information........................................  26




THE CONTRACT AND CERTAIN VARIFLEX SERIES ARE NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH
OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE FUND'S PROSPECTUS OR THE STATEMENT OF ADDITIONAL INFORMATION OF THE FUND OR ANY SUPPLEMENT THERETO.
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                                        3

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                                GLOSSARY OF TERMS

      THE FOLLOWING DEFINITIONS MAY BE USEFUL IN READING THIS PROSPECTUS.
               CERTAIN ADDITIONAL TERMS ARE DEFINED IN THE TEXT.


     ACCUMULATION PERIOD--The period from the date Accumulation Units are first purchased under the Contract to the Annuity Commencement Date, or, if earlier, when the Contract is terminated, either through a full withdrawal, payment of charges or payment of the death benefit.

     ACCUMULATION UNIT--Unit of measure used to calculate the value of a Contractowner's or Participant's interest in Variflex during the Accumulation Period. The value of an Accumulation Unit fluctuates with the value of shares of the corresponding series of the underlying Fund.

     ANNUITANT--The person designated to receive, or actually receiving, annuity payments under a Variflex Contract.

     ANNUITY COMMENCEMENT DATE--The date when annuity payments are to begin.

     AUTOMATIC INVESTMENT PROGRAM--A program pursuant to which purchase payments are automatically paid from the Owner's bank account on a specified day of each month or a salary reduction arrangement.

     CONTRACTOWNER--The person or entity entitled to exercise all legal rights of ownership in a Variflex Contract and in whose name the Contract is issued.

     CONTRACT--Certificates under Group Allocated Contracts are referred to herein as the "Contract" or the "Contracts".

     CONTRACT DATE--The date shown as the Contract Date in a Contract. Annual Contract anniversaries are measured from the Contract Date. It is usually the date that the initial Purchase Payment is credited to the Contract.

     CONTRACT DEBT--The unpaid loan balance including accrued loan interest.

     CONTRACT VALUE--The total value of the amounts in a Contract allocated to the Series of Variflex and the General Account, as well as any amount set aside in the General Account to secure loans as of any Valuation Date.

     CONTRACT YEAR--Each twelve-month period measured from the Contract Date.

     GUARANTEED ANNUITY--An annuity under which the amount of each annuity payment does not vary with the investment experience of the Variflex Separate Account and which is guaranteed by SBL.

     GROUP ALLOCATED CONTRACT--A master agreement between the Contractowner and SBL under which a Participant's individual account is established for each person for whom payments are being made under the Plan.

     PARTICIPANT--Any person who is covered under the terms of a group Variflex Contract, and for whom an Annuity is being funded, particularly a person for whom annuity payments have not commenced.

     PARTICIPANT'S INDIVIDUAL ACCOUNT--The Participant's allocated share of the value of a Group Allocated Variflex Contract. A certificate is issued by SBL to Participants under a Group Allocated Contract as evidence of his or her benefits under the Contract.

     PLAN--The document or agreement defining the retirement benefits and those who are eligible to receive them. The Plan is not part of the Variflex Contract and Security Benefit Life Insurance Company is not a party to the Plan.

     PURCHASE PAYMENT--A payment made into a Variflex Contract.

     QUALIFIED CONTRACT--A Variflex Contract issued in connection with a retirement plan that receives favorable tax treatment under Section 401, 403 or 457 of the Internal Revenue Code.

     VALUATION DATE--Each date on which Variflex is valued, which currently includes each day that the New York Stock Exchange is open for trading. The New York Stock Exchange is closed on weekends and on the following holidays: New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day, and Christmas Day.

     VALUATION PERIOD--A period used in measuring the investment experience of each Series of Variflex. The Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

     VARIABLE ANNUITY--An Annuity providing payments which vary in dollar amount depending on the investment results of Variflex and the Fund.

     VARIFLEX CONTRACT--A contract issued pursuant to this Prospectus which sets forth the obligations and contractual promises which SBL makes to the Contractowner to provide a Guaranteed or Variable Annuity or combination Guaranteed and Variable Annuity in return for Purchase Payments made for allocation in any combination at the discretion of the Contractowner for investment in one or more Series of Variflex or the General Account during the Accumulation Period. Depending on the allocations made by the Contractowner, benefits will be guaranteed (to the extent based on SBL's General Account) or will reflect the investment results of selected Series of SBL Fund. A group Variflex Contract is a master agreement between the Contractowner and the insurance company covering the Participants in a Plan.

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                                        4

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                             SUMMARY OF THE CONTRACT

PURPOSE OF THE CONTRACTS

     The objective of a Variable Annuity is to provide benefits which will tend, to a greater degree than a Guaranteed Annuity, to reflect the changes in the cost of living. The Contracts offer Contractowners and Participants the opportunity to arrange for a Variable Annuity with lifetime or other annuity payments based on the investment performance of the investments chosen by the Contractowner or Participant.

     There is no assurance that a Contract's objective will be obtained or that its value will increase. Because a Variable Annuity value is based on investment performance and is not guaranteed, a Variflex Contract entails more risk than traditional guaranteed insurance. There are, however, General Account options whereby Contractowners or Participants can elect to accumulate values, and receive all or a portion of their benefits in the form of guaranteed payments.

INVESTMENT ALTERNATIVES

     You may choose to invest the payments made under the Contracts in one or more of the fourteen separate Variflex Series: Growth Series, Growth-Income Series (formerly the "Income-Growth Series"), Money Market Series, Worldwide Equity Series, High Grade Income Series, Emerging Growth Series, Global Aggressive Bond Series, Specialized Asset Allocation Series, Managed Asset Allocation Series, Equity Income Series, High Yield Series, Social Awareness Series, Value Series and Small Cap Series. Each of the Series invests exclusively in the shares of a corresponding series of the SBL Fund. Each Series has a different investment objective. (See "SBL Fund," page 8).

PURCHASING A CONTRACT

     Individuals wishing to purchase a Contract must complete an application and provide an initial Purchase Payment which will be sent to the SBL home office. The minimum and maximum amount of Purchase Payments vary depending upon the type of Contract purchased. (See "Contract Application and Purchase Payments," page 10 and "Limits on Purchase Payments Paid Under Tax-Qualified Retirement Plans" in the Statement of Additional Information.)

ALLOCATION AND TRANSFER AMONG INVESTMENT ALTERNATIVES

     Payments will be allocated to each Variflex Series pursuant to instructions in the application. Changes in the allocation of future Purchase Payments may be made by writing to the SBL home office. However, no allocation will be allowed that would result in less than $25 being allocated to any one Variflex Series.

     Prior to the Annuity Commencement Date, transfers may be made among the Variflex Series. At present, there is no charge for such transfers. Transfers among the Variflex Series, changes in allocation of future Purchase Payments and changes to an existing Dollar Cost Averaging or Asset Reallocation Option may be made by telephone instruction, provided that either the Telephone Transfer section of the application has been completed or a Telephone Transfer Authorization form is on file with SBL. (See "Transfer of Contract Value" on page 12.)

THE DEATH BENEFIT

     For Group Allocated Contracts, the Contract provides for a death benefit upon the death of the Participant during the Accumulation Period. The death benefit will vary depending on the Contract's investment results and the age of the Participant on the Contract Date. SBL will pay the death benefit proceeds to the beneficiary upon receipt of due proof of the Participant's death and instructions regarding payment. (See "Death Benefit During Accumulation Period" on page 16.)

WITHDRAWALS FROM THE CONTRACT PRIOR TO MATURITY

     Prior to the Annuity Commencement Date, all or part of a Contract's value may be withdrawn upon your written request. In addition to potential losses due to investment risks, withdrawals may be reduced by any Contract Debt, a contingent deferred sales charge, a 10 percent penalty tax and income tax. Contracts may be subject to additional withdrawal restrictions imposed by the Plan. (See "Full and Partial Withdrawals" on page 15, "Constraints on Distributions from Certain Section 403(b) Annuity Contracts" on page 17 and "Federal Tax Matters" on page 20.)

HOW ANNUITY PAYMENTS ARE DETERMINED

     There are a number of ways to receive annuity payments. They include monthly payments for a specified number of years, an annuity for life with payments guaranteed for 5, 10, 15 or 20 years, or a joint and survivor annuity. Payments may be received on a fixed basis or on a variable basis. The amount of a variable annuity payment will increase or decrease according to the investment experience of the Variflex Series you select.

CHARGES AND DEDUCTIONS

     An Actuarial Risk Fee is assessed daily against Variflex net assets at an annual rate of 1.0 percent. Variflex Contracts also provide for certain deductions and charges against the contract. These deductions and charges include any state premium taxes that may be assessed. Additionally, a contingent deferred sales charge may be assessed against certain withdrawals during the first fifteen Contract Years. The amount of the charge is based upon the number of years a Purchase Payment has remained credited under the Contract. The charge is 5 percent of Purchase Payments withdrawn within the five year period following investment. No contingent deferred sales charge is imposed after a Contract has been in force 15 Contract Years or more. (See "Charges and Deductions" on page 13.)

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                                       5

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FREE-LOOK RIGHT

     The laws of certain states require that Contractowners be given an examination period, generally ten days, within which a Contractowner may return the Contract to SBL's home office. In such cases, SBL will refund payments made, adjusted to the extent permitted by state law, to reflect changes in the value of the applicable Variflex Series during the period the Contract was held. (See "Free-Look Right" on page 16.)




                               SUMMARY OF EXPENSES

CONTRACTOWNER TRANSACTION EXPENSES
----------------------------------
  Sales Load Imposed on Purchase (as a percentage of Purchase Payments)...    0%

  Contingent Deferred Sales Load (as a percentage of amounts withdrawn, attributable to Purchase Payments, that have remained credited under
    the Contract for five years or less)..................................    5%

  Surrender Fees (as a percentage of amount surrendered, if applicable)       0%
  Exchange Fee............................................................   $0

ANNUAL CONTRACT FEE.......................................................   $0
-------------------

SEPARATE ACCOUNT ANNUAL FEE (as a percentage of average account value)
---------------------------
  Mortality and Expense Risk Fees.........................................  1.0%
  Account Fees and Expenses...............................................  0.0%
  Total Separate Account Annual Expenses..................................  1.0%

SBL FUND ANNUAL EXPENSES (as a percentage of average net assets)
------------------------

                                                                Other Expenses
                                         Management Fees(1)     (after expense     Total Annual
                                         (after fee waiver)     reimbursement)       Expenses
                                         ------------------     --------------     ------------

Growth (Series A)........................      0.75%                0.08%             0.83%
Growth-Income (Series B).................      0.75%                0.09%             0.84%
Money Market (Series C)..................      0.50%                0.08%             0.58%
Worldwide Equity (Series D)..............      1.00%                0.30%             1.30%
High Grade Income (Series E).............      0.75%                0.08%             0.83%
Emerging Growth (Series J)...............      0.75%                0.09%             0.84%
Global Aggressive Bond (Series K)........      0.00%                0.84%             0.84%
Specialized Asset Allocation (Series M)..      1.00%                0.34%             1.34%
Managed Asset Allocation (Series N)......      1.00%                0.45%             1.45%
Equity Income (Series O).................      1.00%                0.15%             1.15%
High Yield (Series P)....................      0.00%                0.28%             0.28%
Social Awareness (Series S)..............      0.75%                0.09%             0.84%
Value (Series V).........................      0.00%                0.51%             0.51%
Small Cap (Series X).....................      0.00%                0.55%             0.55%

(1) During the fiscal year ended December 31, 1996, the Investment Manager waived the management fees of Series K and P and, during the fiscal year ending December 31, 1997, the Investment Manager will waive the management fees of Series K, Series P, Series V and Series X; absent such expense waiver, the management fee of Series K, Series P and Series V would have been .75% and that of Series X would have been 1.00%. There can be no assurance that the Investment Manager will continue to waive the Series' management fees after December 31, 1997.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EXAMPLE:  VARIFLEX CONTRACTS
----------------------------

If you surrender your contract at the end of the applicable time period:

  You would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                     1 YEAR     3 YEARS     5 YEARS     10 YEARS
                                     ------     -------     -------     --------
Growth Series......................   $65        $107        $149         $215
Growth-Income Series...............    65         107         150          216
Money Market Series................    63         100         136          188
Worldwide Equity Series............    70         121         173          264
High Grade Income Series...........    65         107         149          215
Emerging Growth Series.............    65         107         150          216
Global Aggressive Bond Series......    65         107         150          216
Specialized Asset Allocation Series    70         122         175          268
Managed Asset Allocation Series....    71         125         181          279
Equity Income Series...............    68         116         165          248
High Yield Series..................    60          91         120          155
Social Awareness Series............    65         107         150          216
Value Series.......................    62          98         132          180
Small Cap Series...................    62          99         134          185

If you do not surrender your contract:

  You would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                     1 YEAR     3 YEARS     5 YEARS     10 YEARS
                                     ------     -------     -------     --------
Growth Series......................   $19         $58        $ 99         $215
Growth-Income Series...............    19          58         100          216
Money Market Series................    16          50          86          188
Worldwide Equity Series............    23          72         123          264
High Grade Income Series...........    19          58          99          215
Emerging Growth Series.............    19          58         100          216
Global Aggressive Bond Series......    19          58         100          216
Specialized Asset Allocation Series    24          73         125          268
Managed Asset Allocation Series....    25          76         131          279
Equity Income Series...............    22          67         115          248
High Yield Series..................    13          41          70          155
Social Awareness Series............    19          58         100          216
Value Series.......................    15          48          82          180
Small Cap Series...................    16          49          84          185

     The purpose of the preceding table is to assist Contractowners in understanding the various costs and expenses that a Contractowner will bear directly or indirectly and, thus, the table reflects expenses of both the Variflex separate account and the SBL Fund. The example should not be considered to be a representation of past or future expenses, and the example does not include the deduction of state premium taxes, which in a number of states may be assessed. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. The example assumes a 5 percent annual rate of return pursuant to the requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of the Fund. For a more complete description of the various costs and expenses of the Fund, see the prospectus for SBL Fund.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

     The full financial statements of SBL and the Variflex Separate Account as well as the auditor's reports thereon are in the Statement of Additional Information. Condensed Financial Information for the Educator Series of Variflex is not yet available as the Series did not begin operations until November ____, 1997.

                         SECURITY BENEFIT LIFE INSURANCE
                              COMPANY AND VARIFLEX

SECURITY BENEFIT LIFE INSURANCE COMPANY

     Security Benefit Life Insurance Company ("SBL") is a mutual life insurance company. SBL, which was formed originally as a fraternal benefit society under the laws of Kansas and commenced business February 22, 1892, became a mutual life insurance company under its present name on January 2, 1950. Its home office is 700 Harrison Street, Topeka, Kansas 66636-0001. SBL is licensed in the District of Columbia and all states except New York.

VARIFLEX

     Variflex was established by SBL as a separate account on January 31, 1984, and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (the "Act"). Variflex is designed to provide the funding for Variable Annuities. Under Kansas law, regulation of SBL by the Commissioner of Insurance includes regulation of Variflex. The insurance laws of Kansas under which Variflex was established provide that the assets of Variflex shall not be chargeable with liabilities arising out of any other business which SBL may conduct (except to the extent that the assets of Variflex exceed the reserves and other liabilities of the separate account). Accordingly, Variflex Contracts provide that the income, gains and losses from the assets allocated to Variflex, whether or not realized, are credited to or charged against Variflex without regard to other income, gains, or losses of SBL. The assets of Variflex will thus be held exclusively for the benefit of Contractowners and beneficiaries under the Contracts (and other contracts which may be offered in the future under which net premiums are placed in Variflex and which provide benefits varying in accordance with the investment results of Variflex) to the extent they are entitled to benefits based on Variflex.

     Variflex contains fourteen Series--Growth Series, Growth-Income Series, Money Market Series, Worldwide Equity Series, High Grade Income Series, Emerging Growth Series, Global Aggressive Bond Series, Specialized Asset Allocation Series, Managed Asset Allocation Series, Equity Income Series, High Yield Series, Social Awareness Series, Value Series, and Small Cap Series. Amounts allocated by Contractowners or Participants to each of these Series are invested, respectively, in Series A, B, C, D, E, J, K, M, N, O, P, S, V and X of SBL Fund (the "Fund"). Additional Series may be added to Variflex at the discretion of SBL.

                                    SBL FUND

     The Fund is a diversified, open-end management investment company. The assets of the Fund are managed by Security Management Company, LLC (the "Investment Manager"), the investment adviser to the Fund, under the supervision of the Fund's board of directors.

     The Fund currently issues its shares in fourteen separate series: Series A, Series B, Series C, Series D, Series E, Series J, Series K, Series M, Series N, Series O, Series P, Series S, Series V, and Series X ("Series"). The assets of each Series are held separate from the assets of other Series, and each Series has different investment objectives and policies. As a result, each Series operates as a separate investment fund. Each Series of Variflex invests solely in a corresponding Series of the Fund.

     SERIES A--Amounts allocated to the GROWTH SERIES of Variflex are invested in Series A. The investment objective of Series A is to seek long-term capital growth by investing in a broadly diversified portfolio of common stocks, securities convertible into common stocks, preferred stocks, bonds and other debt securities.

     SERIES B--Amounts allocated to the GROWTH-INCOME SERIES of Variflex are invested in Series B. Series B seeks long-term growth of capital, with secondary emphasis on income, by investing in various types of securities, including common stocks, convertible securities, preferred stocks and debt securities. Series B's investments in debt securities may include securities rated below investment grade (commonly referred to as "junk bonds").

     SERIES C--Amounts allocated to the MONEY MARKET SERIES of Variflex are invested in Series C. The investment objective of Series C is to provide as high a level of current income as is consistent with preserving capital. It invests in high quality money market instruments with maturities of not longer than thirteen months.

     SERIES D--Amounts allocated to the WORLDWIDE EQUITY SERIES of Variflex are invested in Series D. The investment objective of Series D is to seek long-term growth of capital primarily through investment in common stocks and equivalents of companies domiciled in foreign countries and the United States.

     SERIES E--Amounts allocated to the HIGH GRADE INCOME SERIES of Variflex are invested in Series E. The investment objective of Series E is to provide current income with security of principal. Series E seeks to achieve this investment objective by investing in a broad range of debt securities, including U.S. and foreign corporate debt securities and securities issued by the U.S. and foreign governments.

     SERIES J--Amounts allocated to the EMERGING GROWTH SERIES of Variflex are invested in Series J. The investment objective of Series J is to seek capital appreciation through investment in a broadly diversified portfolio of securities which may include common stocks, preferred stocks, debt securities and securities convertible into common stocks.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     SERIES K--Amounts allocated to the GLOBAL AGGRESSIVE BOND SERIES of Variflex are invested in Series K. The investment objective of Series K is to seek high current income and, as a secondary objective, capital appreciation by investing in a combination of foreign and domestic high-yield, lower rated debt securities (commonly referred to as "junk bonds").

     SERIES M--Amounts allocated to the SPECIALIZED ASSET ALLOCATION SERIES of Variflex are invested in Series M. The investment objective of Series M is to seek high total return consisting of capital appreciation and current income. Series M seeks this objective by following an asset allocation strategy that contemplates shifts among a wide range of investment categories and market sectors, including equity and debt securities of domestic and foreign issuers.

     SERIES N--Amounts allocated to the MANAGED ASSET ALLOCATION SERIES of Variflex are invested in Series N. The investment objective of Series N is to seek a high level of total return by investing primarily in a diversified portfolio of debt and equity securities.

     SERIES O--Amounts allocated to the EQUITY INCOME SERIES of Variflex are invested in Series O. The investment objective of Series O is to seek to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies.

     SERIES P--Amounts allocated to the HIGH YIELD SERIES of Variflex are invested in Series P. The investment objective of Series P is to seek high current income. Capital appreciation is a secondary objective. Series P seeks its objectives by investing primarily in higher yielding, higher risk debt securities (commonly referred to as "junk bonds").

     SERIES S--Amounts allocated to the SOCIAL AWARENESS SERIES of Variflex are invested in Series S. The investment objective of Series S is to seek capital appreciation by investing in various types of securities which meet certain social criteria established for the Series. Series S will invest in a diversified portfolio of common stocks, convertible securities, preferred stocks and debt securities.

     SERIES V--Amounts allocated to the VALUE SERIES of Variflex are invested in Series V. The investment objective of Series V is to seek long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks. The Series will invest in stocks that the Investment Manager believes are undervalued relative to assets, earnings, growth potential or cash flow.

     SERIES X--Amounts allocated to the SMALL CAP SERIES of Variflex are invested in Series X. The investment objective of Series X is to seek long-term growth of capital by investing primarily in domestic and foreign equity securities of small capitalization companies (defined as companies with a market capitalization of less than $1 billion at the time of purchase).

     The Investment Manager has engaged Lexington Management Corporation, Park 80 West, Plaza Two, Saddle Brook, New Jersey 07663, to provide investment advisory services to Series D and K of the Fund. Lexington has engaged MFR
Advisors, Inc., One Liberty Plaza, 46th Floor, New York, New York 10006 to provide certain investment advisory services to Series K. The Investment Manager has engaged T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland 21202 to provide investment advisory services to Series N and O. The Investment Manager has engaged Meridian Investment Management Corporation, 12835 East Arapahoe Road, Tower II, 7th Floor, Englewood, Colorado 80112, to provide investment advisory and analytic research services to Series M. The Investment Manager has engaged Strong Capital Management Corporation, 900 Heritage Reserve, Menomonee, Wisconsin to provide investment advisory services to Series X.

     THERE IS NO ASSURANCE THAT ANY OF THESE SERIES WILL ATTAIN THEIR RESPECTIVE STATED OBJECTIVES.

     ADDITIONAL INFORMATION CONCERNING THE INVESTMENT OBJECTIVES AND POLICIES OF THE SERIES AND THE INVESTMENT ADVISORY SERVICES AND CHARGES CAN BE FOUND IN THE CURRENT PROSPECTUS FOR THE FUND, WHICH IS ATTACHED TO AND SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS, SINCE THE INVESTMENT PERFORMANCE OF THE SERIES WILL AFFECT THE VARIABLE ANNUITY VALUES.

VOTING RIGHTS

     As the record owner of the Fund shares which represent the assets of Variflex, including the Variflex assets represented by reserves for Annuitants currently receiving Annuity payments, SBL will vote at all Fund shareholder meetings. However, Contractowners will have the right to instruct SBL with respect to such voting. Each Contractowner will receive all Fund periodic reports and proxy materials and a form with which to give voting instructions. A Participant under a group Contract will have no rights with regard to voting or instructing SBL unless the Participant's views are solicited by the Contractowner. It should be noted that the number of votes allocable to a particular Contract will gradually decrease as annuity payments are made during the annuity period.

     In addition, the bylaws of SBL provide that each SBL policyholder, without regard to the number of contracts owned or the amount of each such contract, shall have the right to cast one vote, in person or by proxy, for the election of directors of SBL, and on all other corporate matters brought before its policyholders.

SUBSTITUTED SECURITIES

     If shares of the Fund or any Series should become unavailable for purchase by Variflex, or if in the judgment of SBL further investment in such shares is no longer appropriate in view of the purposes of Variflex, SBL reserves the right, subject to any applicable law, to make certain changes including (i) to substitute therefor shares of another fund or another Series of the Fund; or
(ii) net payments  received  after a date specified by SBL may be applied to the

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
purchase of shares of such other fund or of another Series of the Fund. In either event, to the extent required by the Act, prior approval by a vote of a majority of the votes to be cast by persons having a voting interest in the Fund shares held in the affected Series within Variflex and the Securities and Exchange Commission shall be obtained.

                               VARIFLEX CONTRACTS

PURPOSE OF THE CONTRACTS

     The Contracts described in this Prospectus may be issued for use with retirement plans and trusts qualified under the Internal Revenue Code of 1986, as amended (the "Code"), for favorable tax treatment ("Qualified Contracts"). Retirement plans qualified for favorable tax treatment include pension and profit sharing plans qualified under Section 401 or 403(a) of the Internal Revenue Code, annuity purchase plans of public school systems and certain tax-exempt organizations which qualify for tax deferred treatment under Section 403(b) or 403(c) of the Code and deferred compensation plans under Section 457 of the Code. See the section entitled "Federal Tax Matters," page 20 for further details.

     The basic objective of the Contracts is to provide a Guaranteed or Variable Annuity or a combination Guaranteed and Variable Annuity. Variable Annuities pursuant to the Contracts are funded by Variflex. The objective of a Variable Annuity is to provide benefits which will tend to a greater degree than a Guaranteed Annuity to reflect the changes in the cost of living. There can be no assurance that this objective will be attained. Annuity payments based on any of the Series of Variflex are not guaranteed and entail more risk to the Annuitant than traditional guaranteed insurance.

     This Prospectus generally describes only the variable aspects of the Variflex Contracts, except where guaranteed aspects are specifically mentioned. For a discussion of the guaranteed investment options and guaranteed benefits available in connection with Variflex Contracts, see "The General Account" on page 24.

     The terms of the Contracts may only be changed by mutual agreement between SBL and each Contractowner, except as described in "Substituted Securities," above, and except for changes required to make the contracts comply with, or give Contractowners the benefit of, any law or regulation issued by a governmental agency to which SBL or the Variflex Contracts are subject. In addition, SBL reserves the right upon written notice to the Owner, to make changes to Group Allocated Contracts that will apply only to individuals who become Participants after the effective date of the change.

TYPE OF VARIFLEX CONTRACT

     The type of Contract is described below:

     GROUP ALLOCATED INSTALLMENT PAYMENT DEFERRED ANNUITY CONTRACT - This type of contract may be used when Purchase Payments, either single or installment, under group plans are to be accumulated until the retirement date of each Participant. Generally, under a Group Allocated Contract, a Participant's Individual Account is established for each Participant for whom payments are being made and normally the benefit at retirement will be determined by the value of the Participant's Individual Account at that time.

CONTRACT APPLICATION AND PURCHASE PAYMENTS

     Individuals wishing to purchase a Contract must complete an application and provide an initial Purchase Payment which will be sent to the SBL home office. If the application can be accepted in the form received, the initial Purchase Payment will be credited within two business days after receipt by the SBL home office. If an incomplete application cannot be completed within five days of its receipt, the applicant will be notified of the reasons for the delay and any payments received will be returned immediately unless the applicant specifically consents to have SBL retain them pending completion of the application.

     The Contracts set certain minimum amounts for the initial and subsequent Purchase Payments. The minimum initial and subsequent payments are $500 ($25 through an Automatic Investment Program). The maximum amount of Purchase Payments under Variflex Contracts is $1,000,000, without the prior approval of SBL. These amounts may be changed at the sole discretion of SBL. In addition, SBL reserves the right to terminate any Contract for certain specified reasons, including failure of the Contract Value to meet certain specified minimums. (See "Termination of Contract" in the Statement of Additional Information for a detailed listing of such circumstances.)

     Purchase Payments may be made at such intervals as desired, but are usually made on an annual, semiannual, quarterly or monthly basis. The frequency of Purchase Payments may be changed by the Contractowner. If Purchase Payments cease, they may be resumed at a future date, subject to the Annuity Commencement Date requirements. The amount of future Purchase Payments may be increased or decreased on any date a payment is submitted. Submission of a Purchase Payment different from the previous payment will automatically effect an increase or decrease. The number of changes permitted and the maximum payments allowed under the Internal Revenue Code for Qualified Plans vary depending on the type of plan. For a discussion of those limitations see "Limits on Purchase Payments Paid Under Tax-Qualified Retirement Plans" in the Statement of Additional Information. Failure to comply with those limitations may subject the Contract to adverse tax treatment.

ALLOCATION OF PURCHASE PAYMENTS

     The Purchase Payments will be allocated to each Series within Variflex in accordance with the written instructions contained in the application. The Contractowner or Participant may by written instruction to the home office indicate one or more Series to which a specified portion or

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
portions of the Purchase Payment should be applied. The amount allocated to a Series may be a whole dollar or whole percentage amount and in no event less than $25 per payment may be allocated to any one Series within Variflex. Changes in allocation of future Purchase Payments (with the same $25 minimum per Series) may be made at any time by specific written instruction to the home office or by telephone instruction, provided that a properly completed Telephone Transfer Authorization form is on file with SBL or the Telephone Transfer section of the application has been completed. (See "Transfer of Contract Value" on page 12.)

CREDITING OF ACCUMULATION UNITS

     During the Accumulation Period, when a Purchase Payment is received in its home office, SBL currently credits the entire payment to the Variflex Contract. Amounts allocated to Series of Variflex are credited in the form of Accumulation Units. The number of Accumulation Units that may be purchased for any Series is found by dividing the Purchase Payment allocated to that Series by the Accumulation Unit value for that Series determined at the end of the Valuation Period in which the Purchase Payment is credited. The Accumulation Unit value for each Series is determined as of 3:00 p.m. Central time on each Valuation Date and on any other day in which there is a sufficient degree of trading in the portfolio securities of a Series of the Fund that the Accumulation Unit value of an applicable Series of Variflex might be materially affected.

     The value of an Accumulation Unit in each Series is expected to increase or decrease, reflecting the investment experience of the corresponding Series of the underlying Fund less any deductions for charges or taxes. The Statement of Additional Information contains a detailed description of how the Accumulation Units are valued.

DOLLAR COST AVERAGING OPTION

     SBL currently offers an option under which Contractowners may dollar cost average their allocations in the Series under the Contract by authorizing SBL to make periodic allocations of Contract Value from any one Series to one or more of the other Series. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. The option will result in the allocation of Contract Value to one or more Series, and these amounts will be credited at the Accumulation Unit value as of the end of the Valuation Dates on which the transfers are effected. Since the value of Accumulation Units will vary, the amounts allocated to a Series will result in the crediting of a greater number of units when the Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Similarly, the amounts transferred from a Series will result in a debiting of a greater number of units when the Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Dollar cost averaging does not guarantee profits, nor does it assure that a Contractowner will not have losses.

     A Dollar Cost Averaging Request form is available upon request. On the form, the Contractowner must designate whether a specific dollar amount, percentage of Contract Value or earnings only are to be transferred, the Series to and from which the transfers will be made, the desired frequency of the transfers, which may be on a monthly or quarterly basis, and the length of time during which the transfers shall continue or the total amount to be transferred over time.

     To elect the Dollar Cost Averaging Option, the Contractowner's Contract Value must be at least $10,000, and a Dollar Cost Averaging Request in proper form must be received by SBL at its home office. The Dollar Cost Averaging Request form will not be considered complete until the Contractowner's Contract Value is at least the required amount.

     After SBL has received a Dollar Cost Averaging Request in proper form at its home office, SBL will transfer Contract Value in amounts designated by the Contractowner from the Series from which transfers are to be made to the Series chosen by the Contractowner. The minimum amount that may be transferred to any one Series is $25. Each transfer will be effected on the monthly or quarterly anniversary, whichever corresponds to the period selected by the Contractowner, of the date of receipt at SBL's home office of a Dollar Cost Averaging Request in proper form, until the total amount elected has been transferred, or until Contract Value in the Series from which transfers are made has been depleted. Amounts periodically transferred under this option are not currently subject to any transfer charges.

     A Contractowner may instruct SBL at any time to terminate the option by written request to SBL's home office. In that event, the Contract Value in the Series from which transfers were being made that has not been transferred will remain in that Series unless the Contractowner instructs otherwise. If a Contractowner wishes to continue transferring on a dollar cost averaging basis after the expiration of the applicable period, the total amount elected has been transferred, or the Series has been depleted, or after the Dollar Cost Averaging Option has been canceled, a new Dollar Cost Averaging Request must be completed and sent to SBL's home office. SBL may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time.

     Contract Value may also be dollar cost averaged to or from the General Account Option, provided that such transfers do not violate the restrictions on transfers as described under "Traditional General Account Option," page 25. The Dollar Cost Averaging Option is not available while Contract Value is allocated to the DCA Plus Account.

ASSET REALLOCATION OPTION

     SBL currently offers an option under which Contractowners authorize SBL to automatically transfer their Contract Value each quarter to maintain a particular percentage allocation among the Series as selected by the

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Contractowner.  The Contract Value allocated to each Series will grow or decline in value at different rates during the quarter, and Asset Reallocation automatically reallocates the Contract Value in the Series each quarter to the allocation selected by the Contractowner. Asset Reallocation is intended to transfer Contract Value from those Series that have increased in value to those Series that have declined in value. Over time, this method of investing may help a Contractowner buy low and sell high. This investment method does not guarantee profits, nor does it assure that a Contractowner will not have losses.

     To elect the Asset Reallocation Option, the Contract Value in the Contract must be at least $10,000, and an Asset Reallocation Request in proper form must be received by SBL at its home office. An Asset Reallocation Request form is available upon request. On the form, the Contractowner must indicate the applicable Series and the percentage of Contract Value which should be allocated to each of the applicable Series each quarter ("Asset Reallocation Program"). If the Asset Reallocation Option is elected, all Contract Value invested in the Series must be included in the Asset Reallocation Program.

     This option will result in the transfer of Contract Value to one or more of the Series on the date of SBL's receipt of the Asset Reallocation Request in proper form and each quarterly anniversary of that date thereafter. The amounts transferred will be credited at the Accumulation Unit value as of the end of the Valuation Dates on which the transfers are effected. Amounts periodically transferred under this option are not currently subject to any transfer charges.

     A Contractowner may instruct SBL at any time to terminate this option by written request to SBL's home office. In that event, the Contract Value in the Series that has not been transferred will remain in those Series regardless of the percentage allocation unless the Contractowner instructs otherwise. If a Contractowner wishes to continue Asset Reallocation after it has been canceled, a new Asset Reallocation Request form must be completed and sent to SBL's home office. SBL may discontinue, modify, or suspend, and reserves the right to charge a fee for the Asset Reallocation Option at any time.

     Contract Value allocated to the General Account Option may be included in the Asset Reallocation Program, provided that transfers from the General Account do not violate the restrictions on transfers as described under "Traditional General Account Option," page 25. The Asset Reallocation Option is not available while Contract Value is allocated to the DCA Plus Account.

TRANSFER OF CONTRACT VALUE

     During the Accumulation Period, the Contractowner or Participant may elect by written notice to the SBL home office to transfer all or any part of the Contract Value invested in a particular Variflex Series to any other Variflex Series. Such transfers (and changes to an existing Dollar Cost Averaging or Asset Reallocation Option) may be made by telephone if a properly completed Telephone Transfer Authorization form, which may be obtained from SBL, is on file with SBL or the Telephone Transfer section of the application has been completed. The minimum transfer amount is $100, or the amount remaining in a given Subaccount. The minimum transfer amount does not apply to transfers under the Dollar Cost Averaging or Asset Reallocation Options. SBL reserves the right to deny any telephone transfer request. SBL has established procedures to confirm that instructions communicated by telephone are genuine and may be liable for any losses due to fraudulent or unauthorized instructions if it fails to comply with its procedures. SBL`s procedures require that any person requesting a telephone transfer provide the account and contract number and the owner`s tax identification number and such instructions must be received on a recorded line. Neither SBL nor any of its affiliates will be liable for any claim, loss or expense resulting from any alleged error or mistake in connection with a telephone transfer which was authorized by the Contractowner, or by anyone else who purports to give instructions on his or her behalf, provided that SBL complied with its procedures. The frequency of transfers generally is not limited, although SBL reserves the right to limit them as to any individual, or in the future, in general, to not more than 14 in a Contract Year. Such transfers are currently made without charge. The telephone transfer privilege may be suspended, modified or discontinued at any time without notice. SBL's policy concerning telephone transfers may require a Contractowner who authorizes telephone transfers to bear the risk of loss from a fraudulent or unauthorized telephone transfer. For a discussion of transfers after the Annuity Commencement Date, see "Allocation of Benefits" on page 18.

CONTRACT VALUE

     The Contract Value is the sum of the amounts under the Contract held in each Series of Variflex and in the General Account options, including amounts set aside in the General Account to secure loans.

     On each Valuation Date, the portion of the Contract Value allocated to any particular Series will be adjusted to reflect the investment experience of that Series. See "Determination of Contract Value," below. No minimum amount of Contract Value is guaranteed. A Contractowner bears the entire investment risk relating to the investment performance of Contract Value allocated to the Variflex Series.

DETERMINATION OF CONTRACT VALUE

     The Contract Value will vary to a degree that depends upon several factors, including investment performance of the Series to which Contract Value has been allocated, payment of Purchase Payments, the amount of any outstanding Contract Debt, partial withdrawals, and the charges assessed in connection with the Contract. The amounts allocated to the Series will be invested in shares of the corresponding Series of the SBL Fund. The investment performance of the Series will reflect increases or decreases

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in the net asset value per share of the corresponding Series of SBL Fund and any dividends or distributions declared by such Series.

     Assets in the Series are divided into Accumulation Units, which are accounting units of measure used to calculate the value of a Contractowner's interest in a Series. When a Contractowner allocates Purchase Payments to a Series, the Contract is credited with Accumulation Units. The number of Accumulation Units to be credited is determined by dividing the dollar amount allocated to the particular Series by the Accumulation Unit value for the particular Series at the end of the Valuation Period in which the Purchase Payment is credited. In addition, other transactions including loans, full or partial withdrawals, transfers, and assessment of certain charges against the Contract affect the number of Accumulation Units credited to a Contract. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the unit value of the affected Series. The Accumulation Unit value of each Series is determined on each Valuation Date. The number of Accumulation Units credited to a Contract shall not be changed by any subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from Valuation Date to Valuation Date depending upon the investment experience of the Series and charges against the Series.

     The Accumulation Unit value of each Series' unit initially was $10. The unit value of a Series on any Valuation Date is calculated by dividing the value of each Series' net assets by the number of Accumulation Units credited to the Series on that date. Determination of the value of the net assets of a Series takes into account the following: (1) the investment performance of the Series, which is based upon the investment performance of the corresponding Series of the SBL Fund, (2) any dividends or distributions paid by the corresponding Series, (3) the charges, if any, that may be assessed by SBL for taxes attributable to the operation of the Series, and (4) the Actuarial Risk Fee under the Contract.

CONTRACTOWNER INQUIRIES

     Contractowner inquiries and Purchase Payments should be addressed to Security Benefit Life Insurance Company at its home office, P.O. Box 750497, Topeka, Kansas 66675-0497, or made by calling (785) 431-3112 or (800) 888-2461, extension 3112.

                             CHARGES AND DEDUCTIONS

CONTINGENT DEFERRED SALES CHARGE

     No deduction for a sales charge is made from the Purchase Payments for Variflex Contracts. However, except as set forth below, a contingent deferred sales charge (which may also be referred to as a withdrawal charge), may be assessed by SBL on a full or partial withdrawal from the Contracts, to the extent the amount withdrawn is attributable to Purchase Payments made. The withdrawal charge will be waived on withdrawals to the extent that total withdrawals, including systematic withdrawals, that are free of charge in a Contract Year do not exceed the Free Withdrawal amount defined as follows. The Free Withdrawal amount is equal in the first Contract Year, to 10 percent of Purchase Payments made during the year and for any subsequent Contract Year, to 10 percent of Contract Value as of the first day of that Contract Year. The withdrawal charge applies to the amount of any withdrawal that exceeds the Free Withdrawal amount to the extent the amount withdrawn is attributable to purchase payments. All or any part of the Free Withdrawal amount for a Contract Year that is not used in that Contract Year is forfeited. The Free Withdrawal amount will not reduce Purchase Payments for purposes of determining withdrawal charges.

     For purposes of determining the withdrawal charge, a withdrawal will be attributed first to Purchase Payments and then will be attributed to earnings, even if the Contractowner elects to redeem amounts allocated to an Account (including the General Account) other than an Account to which Purchase Payments were allocated. The amount of the charge is based upon the number of years a Purchase Payment has remained credited under the Contract. Withdrawal charges will not be assessed, however, on a Contract after it has been in force for 15 Contract Years or more.

     The applicable withdrawal charge for the Contracts is as follows:

                      Age of Purchase           Withdrawal
                      Payment in Years            Charge
                      ----------------          ----------
                             1                      5%
                             2                      5%
                             3                      5%
                             4                      5%
                             5                      5%
                        6 and after                 0%

     For purposes of determining the age of the Purchase Payment, the Purchase Payment is considered age 1 in the year beginning on the date the Purchase Payment is received by SBL and increases in age each year thereafter. In no event will the amount of any withdrawal charge, when added to any such charge previously assessed against any amount withdrawn from the Contract, exceed 5 percent of the Purchase Payments paid under a Contract. In addition, no charge will be imposed (1) upon payment of the death benefit under the Contract; (2) upon annuity payments under Annuity Options 1, 2, 3, 4, 7, or 8 or any similar life contingent payment option that is mutually agreed upon between the Contractowner and SBL; (3) upon withdrawals from Contracts that have been in force for 15 Contract Years or more; (4) upon submitting proof acceptable to SBL of Owner's total and permanent disability as defined under section 72(m)(7) of the Internal Revenue Code prior to age 65; (5) upon withdrawals made to satisfy the minimum

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distribution rules of the Internal Revenue Code and regulations thereunder;  (6)
upon attaining age 59 1/2, provided that your Contract has been in force five Contract Years or more; and (7) upon separation from service with the employer that maintains the Plan, provided that the Participant had actively participated in the Plan for at least five years before separating from service. The contingent deferred sales charge will be deducted, to the extent applicable, from withdrawals and annuity payments under Annuity Options 5 and 6 and other non-life contingent payment options, unless annuity payments extend over a period of at least five years and are made in substantially equal amounts.

     The contingent deferred sales charge will be paid to SBL for its services and expenses relating to the sales of the Contracts, including commissions to sales personnel, the costs of preparing sales literature and other promotional activity. SBL anticipates it will pay the selling broker-dealer or any national banks that sell Variflex a sales commission or fee of not more than 8 percent of all Purchase Payments. In addition, under certain circumstances, SBL may pay certain broker-dealers persistency bonuses which will take into account, among other things, the length of time and the amount of Purchase Payments held under Variflex Contracts invested in certain Series of Variflex. A persistency bonus is not anticipated to exceed .25 percent, on an annual basis, of the Contract Values considered in connection with the bonus. If total contingent deferred sales charges realized are not sufficient to pay sales expenses for Variflex Contracts in any one year or in total, SBL will pay the difference from its general account assets, including amounts derived indirectly from the Actuarial Risk Fee. SBL anticipates sales expenses will be greater than the contingent deferred sales charge.

OTHER CHARGES

     (A) STATE PREMIUM TAXES

     An amount for state premium taxes (which presently range from 0 percent to 3.5 percent) customarily will be deducted when assessed by a given state. In most cases, if the Contract is to be annuitized, the dollar amount of any such tax is assessed and deducted from the Contract Value at the time annuity payments commence. In some states, premium taxes are assessed by the state at the time Purchase Payments are made rather than at the time annuity payments commence. In such states, SBL will pay the tax when assessed and will deduct a pro rata share of the amount of any such tax from any partial withdrawal and any remaining amount of tax from the Contract Value at the time the contract is surrendered or annuity payments commence. SBL, however, reserves the right to deduct the premium tax when assessed.

     (B) ACTUARIAL RISK FEE

     SBL assumes a number of risks under the Variflex Contracts. While Variable Annuity payments will vary in accordance with the investment performance of the selected Series, the amount of such payments will not be decreased because of adverse mortality experience of Annuitants as a class or because of an increase in actual expenses of SBL over the expense charges provided for in the Contracts. SBL assumes the risk that Annuitants as a class may live longer than expected (necessitating a greater number of annuity payments) and that fees deducted may not prove sufficient to cover its actual costs. In assuming these risks, SBL agrees to continue annuity payments under life-contingent annuity options, determined in accordance with the annuity tables and other provisions of the Variflex Contracts, to the Annuitant or other payee for as long as he or she may live. In addition, SBL is at risk for the death benefits payable under the Variflex Contracts, to the extent that the death benefit in such cases exceeds the Contract Value.

     For SBL's contractual promise to accept these risks, an Actuarial Risk Fee will be assessed daily against Variflex based on the value of its net assets, at an annual rate of 1.0 percent. This fee is assessed during the Accumulation Period and the Annuity Period against life-contingent and non-life-contingent options, even though certain of the covered risks are not present in the latter case. SBL may ultimately realize a profit from this fee to the extent it is not needed to cover mortality and administrative expenses, but SBL may realize a loss to the extent the fee is not sufficient. SBL may use any profit derived from this fee for any lawful purpose, including distribution expenses.

     (C) CHARGES FOR TAXES

     Charges may be made against Variflex only as may be appropriate in the future to reimburse SBL for the amount of any tax liability (state or federal) paid or reserved by SBL which results from the maintenance of Variflex. SBL does not currently expect that there will be any charge for such taxes. (See "Charge for SBL Taxes," page 20.)

SEQUENTIAL DEDUCTION

     When a request for a partial or systematic withdrawal is received that does not specify the Series from which the withdrawal should be allocated, the withdrawal will be deducted from the Contractowner's Contract Value in the Variflex Series in the following order: Money Market Series, High Grade Income Series, High Yield Series, Global Aggressive Bond Series, Growth-Income Series, Equity Income Series, Managed Asset Allocation Series, Specialized Asset Allocation Series, Growth Series, Value Series, Worldwide Equity Series, Social Awareness Series, Emerging Growth Series, and Small Cap Series and then from first the DCA Plus Account and then the Traditional General Account. The value in each Variflex Series will be depleted before the next Series is charged. This sequence is designed

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to charge first those account assets which are more liquid or tend to experience less capital fluctuation.

VARIATIONS IN CHARGES

     SBL may reduce or waive the amount of the contingent deferred sales charge and actuarial risk fee for a Contract where the expenses associated with the sale of the Contract or the administrative and maintenance costs associated with the Contract are reduced for reasons such as the amount of the initial Purchase Payment, the amounts of projected Purchase Payments, or that the Contract is sold in connection with a group or sponsored arrangement. SBL may also reduce or waive the contingent deferred sales charge on Contracts sold to directors, officers and bona fide full-time employees of SBL and its affiliated companies; the spouses, grandparents, parents, children, grandchildren and siblings of such directors, officers and employees and their spouses; and salespersons (and their spouses and minor children) who are licensed with SBL to sell variable annuities.

     SBL will only reduce or waive such charges where expenses associated with the sale of the Contract or the costs associated with administering and maintaining the Contract are reduced. Additional information about reductions in charges is contained in the Statement of Additional Information.

                        DISTRIBUTIONS UNDER THE CONTRACT

ACCUMULATION PERIOD

FULL AND PARTIAL WITHDRAWALS

     To the extent permitted by the Plan under the terms of which the Contract was purchased, any Contract or Participant's Individual Account may be withdrawn, in full or partially, during the Accumulation Period, subject to the limitations discussed herein. A request for a partial withdrawal under a Contract should specify the allocation of that withdrawal, as applicable, from the General Account options and each Series of Variflex. In the absence of specification, SBL will, without further instruction, take the amounts needed to satisfy the withdrawal from the Series in the manner set forth in "Sequential Deduction," above.

     The proceeds received upon a full withdrawal will be equal to the Contract Value as of the end of the Valuation Period during which a proper withdrawal request is received by SBL at its home office, less any applicable contingent deferred sales charge, premium taxes and outstanding Contract Debt. To the extent possible, upon a partial withdrawal, any charges will be deducted from the value remaining in the Contract after the Contractowner has received the amount requested.

     Upon receipt of an application for a partial or full withdrawal of a Contract or account signed by the Contractowner, the applicable Accumulation Unit value will be that determined as of the end of the Valuation Period that a proper written request is received in SBL's home office.

     A full or partial withdrawal may subject a Contractowner to adverse tax consequences, including the 10 percent penalty tax that may be imposed on withdrawals made prior to the Contractowner attaining age 59 1/2. For a discussion of the tax consequences of withdrawals, see "Constraints on Distributions from Certain Section 403(b) Annuity Contracts" on page 17 and "Federal Tax Matters" on page 20.

     Payment of any withdrawal will be made in cash as soon as practicable, but in no event later than seven days after a request is received in SBL's home office, subject to postponement (i) for any period during which the New York Stock Exchange is closed other than customary weekend and holiday closings or when trading on such exchange is restricted, (ii) for any period during which an emergency exists as a result of which disposal by Variflex of securities owned by it is not reasonably practicable or it is not reasonably practicable for Variflex fairly to determine the value of its net assets, or (iii) for such other periods as the Securities and Exchange Commission may by order permit for the protection of Contractowners and Participants. The Securities and Exchange Commission shall, by rules and regulations, determine the conditions under which trading shall be deemed to be restricted, and an emergency shall be deemed to exist.

     No partial withdrawal will directly affect future requirements to make Purchase Payments or the maturity date of the Contract or account. Contracts have other provisions which encourage the Contractowner to continue the Contract in times of emergency, including the right to discontinue Purchase Payments for such periods as may be permitted by the Plan and to resume payments at a later date without penalty.

SYSTEMATIC WITHDRAWALS

     SBL currently offers a feature under which systematic withdrawals may be elected. Under this feature, a Contractowner may elect, before the Annuity Commencement Date, to receive systematic withdrawals by sending a properly completed Systematic Withdrawal Request form to SBL.

     A Contractowner may request that systematic withdrawals be made monthly, quarterly, semiannually, or annually (1) in a fixed amount; (2) in Level Payments calculated by SBL; (3) for a specified period; (4) of all earnings in the Contract; (5) of a specified percentage of Contract Value; or (6) calculated according to age recalculation which is described under "Optional Annuity Forms" on page 18.

     Each systematic withdrawal must be at least $100. Upon payment of a systematic withdrawal, the Contractowner's Contract Value will be reduced by an amount equal to the payment proceeds plus any applicable premium taxes and, if withdrawals exceed the Free Withdrawal amount, any

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                                       15
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applicable  contingent  deferred sales charges.  Any systematic  withdrawal that equals or exceeds the Contract Value will be treated as a full withdrawal. The Contract will automatically terminate if a systematic withdrawal causes the Contract Value to equal zero.

     Each systematic withdrawal will be effected as of the end of the Valuation Period during which the withdrawal is scheduled. The deduction caused by the systematic withdrawal will be allocated to the Contractowner's Contract Value in the Variflex Series and the Traditional General Account as instructed by the Contractowner. If no instructions are provided, SBL will make systematic withdrawals from the Variflex Series and the General Account option in the order set forth under "Sequential Deduction," on page 14. Systematic withdrawals from the DCA Plus Account are not permitted.

     Systematic withdrawals may be terminated upon proper written request by the Contractowner received by SBL at least 30 days in advance of the requested date of termination.

     The tax consequences of systematic withdrawals, including the 10 percent penalty tax that may be imposed on withdrawals made prior to the Owner attaining age 59 1/2, should be carefully considered. For a discussion of the tax consequences of withdrawals, see "Constraints on Distributions from Certain
Section 403(b)  Annuity  Contracts" on page 17 and "Federal Tax Matters" on page
20. SBL may, at any time, discontinue, modify or suspend systematic withdrawals.

FREE-LOOK RIGHT

     A Contractowner may return a Contract within the Free-Look Period, which is generally a ten-day period beginning when the Contractowner receives the Contract. The returned Contract will then be deemed void and SBL will refund any Purchase Payments allocated to the General Account plus the Contract Value in the Variflex Series plus any charges deducted from the Series and premium taxes, if any. SBL will refund Purchase Payments allocated to the Series rather than Contract Value in those states that require it to do so.

DEATH BENEFIT DURING ACCUMULATION PERIOD

     If the Participant under a Variflex Contract dies during the Accumulation Period, SBL will pay the death benefit proceeds to the beneficiary upon receipt of due proof of the Participant's death and instructions regarding payment. The death benefit proceeds will be the death benefit reduced by any outstanding Contract Debt and any uncollected premium taxes. If the Participant dies during the Accumulation Period and the age of the Participant was 75 or younger on the Contract Date, the amount of the death benefit will be the greatest of: (1) the sum of all Purchase Payments made reduced by any partial withdrawals; (2) the Contract Value on the date due proof of death and instructions regarding payment are received by SBL at its home office; or (3) the stepped-up death benefit. The stepped-up death benefit is: (a) the largest death benefit on any Contract anniversary that is both an exact multiple of five and occurs prior to the Participant reaching age 76, plus (b) any Purchase Payments received since the applicable Contract anniversary, less (c) any reductions caused by partial withdrawals since the applicable Contract anniversary.

     If the Participant dies during the Accumulation Period and the age of the Participant was 76 or greater on the Contract Date, or if proof of death and instructions regarding payment are not received within six months of the date of the Participant's death, the amount of the death benefit will be the Contract Value on the date due proof of death and instructions regarding payment are received by SBL at its home office.

     In lieu of payment in one lump sum, the Participant may elect that the death benefit be applied under any one of the optional annuity forms described on page 18. If the Participant did not make such an election, the beneficiary may do so. The person selecting the optional annuity settlement may also designate contingent beneficiaries to receive any further amounts due, should the first beneficiary die before completion of the specified payments. The manner in which annuity payments to the beneficiary are determined and in which they may vary from month to month are described under "Annuity Period," on page 18.

LOANS AVAILABLE FROM CERTAIN QUALIFIED CONTRACTS

     The Contractowner of a Contract issued in connection with a retirement plan that is qualified under Section 401 or 403(b) of the Internal Revenue Code may borrow money from SBL using his or her Contract Value as the only security for the loan by submitting a written request to SBL. A loan may be taken while the Owner is living and prior to the Annuity Commencement Date.

     The minimum loan that may be taken is $1,000. The maximum loan that can be taken is generally equal to the lesser of: (1) $50,000 reduced by the excess of:
(a) the highest outstanding loan balance within the preceding 12-month period ending on the day before the date the loan is made; over (b) the outstanding loan balance on the date the loan is made; or (2) 50 percent of the Contract Value or $10,000, whichever is greater. However, an amount may not be borrowed which exceeds the annuity's total value minus the amount needed as security for the loan as described below. The Internal Revenue Code requires aggregation of all loans made to an individual employee under a single employer plan. However, since SBL has no information concerning outstanding loans with other providers, we will only use information available under annuity contracts issued by us. In addition, reference should be made to the terms of the particular Qualified Plan for any additional loan restrictions.

     When an eligible Contractowner takes a loan, Contract Value in an amount equal to the loan amount is transferred

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from the Variflex  Series and/or the General  Account into an account called the
"Loan Account." In addition, 10 percent of the loaned amount will be held in the General Account as security for the loan. Amounts allocated to the Loan Account earn 3.5 percent, the minimum rate of interest guaranteed under the General Account. Amounts acting as security for the loan in the General Account will earn the current rate of interest.

     Interest will be charged for the loan and will accrue on the loan balance from the effective date of any loan. The loan interest rate will be 5.00 percent. Because the Contract Value maintained in the Loan Account will always be equal in amount to the outstanding loan balance, the net cost of a loan is 2 percent.

     Loans must be repaid within five years, unless SBL determines that the loan is to be used to acquire a principal residence of the Owner, in which case the loan must be repaid within 30 years. Loan payments must be made at least quarterly and may be prepaid at any time. Upon receipt of a loan payment, SBL will transfer Contract Value from the Loan Account to the General Account and/or the Series according to the Contractowner's current instructions with respect to Purchase Payments in an amount equal to the amount by which the payment reduces the amount of the loan outstanding. The amount held as security for the loan will also be reduced by each loan payment so that the security is again equal to 10 percent of the outstanding loan balance immediately after the loan payment is made. However, amounts which are no longer needed as security for the loan will not automatically be allocated back among the General Account and/or Series in accordance with the Contractowner's Purchase Payment instructions.

     If any required loan payment is not made, within 30 days of the due date for loans with a monthly repayment schedule or within 90 days of the due date for loans with a quarterly repayment schedule, the TOTAL OUTSTANDING LOAN BALANCE will be deemed to be in default, and the entire loan balance, with any accrued interest, will be reported as income to the Internal Revenue Series ("IRS"). Once a loan has gone into default, regularly scheduled payments will not be accepted, and no new loans will be allowed while a loan is in default. Interest will continue to accrue on a loan in default and if such interest is not paid by December 31st of each year, it will be added to the outstanding balance of the loan and will be reported to the IRS. Contract Value equal to the amount of the accrued interest will be transferred to the Loan Account. If a loan continues to be in default, the total outstanding balance will be deducted from Contract Value upon the Contractowner's attained age 59 1/2. The Contract will be automatically terminated if the outstanding loan balance on a loan in default equals or exceeds the amount for which the Contract may be surrendered, plus any withdrawal charge. The proceeds from the Contract will be used to repay the debt and any applicable withdrawal charge. Because of the adverse tax consequences associated with defaulting on a loan, a Contractowner should carefully consider his or her ability to repay the loan and should consult with a tax advisor before requesting a loan.

     The partial withdrawal may be subject to taxation as a distribution. Contractowners should consult with their tax advisers before requesting a loan.

     While the amount to secure the loan is held in the General Account and the amount of the outstanding loan balance is held in the Loan Account, the Owner forgoes the investment experience of the Series and the current rate of interest on the Loan Account. Outstanding Contract Debt will reduce the amount of proceeds paid upon full withdrawal or upon payment of the death benefit.

     A Contractowner should consult with his or her tax adviser on the effect of a loan.

     The foregoing discussion of Contract loans is general and does not address the tax consequences resulting from all situations in which a person may receive a Contract loan. For plans that are subject to the Employee Retirement Income Security Act ("ERISA"), loans may not be available or may be subject to certain restrictions. A competent tax adviser should be consulted before obtaining a Contract loan.

CONSTRAINTS ON DISTRIBUTIONS FROM CERTAIN SECTION 403(B) ANNUITY CONTRACTS

     The Internal Revenue Code imposes restrictions on certain distributions from tax-sheltered annuity contracts meeting the requirements of Section 403(b).
Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. Section 403(b)(11) requires that distributions from Section 403(b) annuities that are attributable to employee contributions under a salary reduction agreement not begin before the employee (i) reaches age 59 1/2, (ii) separates from service, (iii) dies, (iv) becomes disabled or (v) incurs a hardship. SBL reserves the right to require satisfactory written proof of the events in items (i) through (v) prior to any distribution from the Contract. Furthermore, distributions of income attributable to such contributions may not be made on account of hardship. Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as for paying medical expenses, the purchase of a principal residence, or paying certain tuition expenses. A Participant in a Variflex Contract purchased as a Section 403(b) annuity contract will not, therefore, be entitled to exercise the right of withdrawal, including systematic withdrawals, as described in this Prospectus, in order to receive amounts attributable to elective contributions credited to such Participant after December 31, 1988 under the Contract unless one of the foregoing conditions has been satisfied. A Participant's value in a Contract may be able to be transferred to certain other investment alternatives meeting the requirements of Section

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403(b) that are available under an employer's Section 403(b) arrangement.

ANNUITY PERIOD

ANNUITY PROVISIONS

     Life-contingent  Variable  Annuity  payments are determined on the basis of
(a) the mortality table (1983 Table a) specified in the contract (except for single payment immediate contracts which contain no tables, but for which annuity rates are available upon request) which generally reflects the age and sex of the Variable Annuitant and the type of annuity payment option selected, and (b) the investment performance of Variflex.

     Pursuant to the U.S. Supreme Court decision in Arizona Governing Committee for Tax Deferral Annuity and Deferred Compensation Plans v. Norris, which held that an employer subject to Title VI of the Civil Rights Act of 1964 may not offer its employees the option of receiving retirement benefits calculated on the basis of sex, Variflex Contracts for Participants in such Plans will offer retirement benefits calculated only on a unisex basis. To the extent that future legislation expands requirements for unisex rates, Variflex Contracts will conform to such requirements.

ELECTION OF ANNUITY COMMENCEMENT DATE AND FORM OF ANNUITY

     The Annuity Commencement Date cannot be less than 37 months after the date the first contribution is credited to the contract.

     Contracts purchased in accordance with Plans qualifying under Section 401 or 403(a) of the Internal Revenue Code provide for annuity payments to begin on the date and under the annuity options provided for in the Plan.

     For contracts qualifying under Section 403(b) of the Code, the date on which annuity payments are to begin and the form of option are elected in the application. The option may be any one of Options 1 through 8 as shown below (provided that distributions under the option comply with the minimum distribution rules of the Code), and the Annuity Commencement Date must be no later than that allowed by law. Distributions from 403(b) contracts must generally begin by the April 1 following the year in which the Annuitant reaches age 70 1/2.

     For Contracts qualifying under Section 403(c) or 457 of the Code, the date on which annuity payments are to begin and the form of option are provided for in the Plan agreement. Changes in such election of option may be made at any time up to 30 days prior to the date on which annuity payments are to begin. Payments under a Contract qualifying under Section 457 of the Code must comply with minimum distribution rules generally applicable to qualified retirement plans.

     If no election of an Annuity Commencement Date is made, SBL reserves the right to automatically begin payments at age 70 (or if age at purchase was over 60, then 10 years after issue) under Option 2, with 120 monthly payments certain.

ALLOCATION OF BENEFITS

     For the Annuity Period, if no election is made to the contrary, the Accumulation Units of each Series in Variflex (held on the Annuity Commencement
Date) will be changed into Variable Annuity Units and applied to provide a Variable Annuity based on that Series.

     In lieu of this automatic allocation of annuity benefits, the Contractowner or Participant may elect to convert his or her Accumulation Units to any other Series in Variflex. After the Annuity Commencement Date, further changes affecting the account allocation may be made as described under "Transfer of Contract Value" on page 12 provided, however, that transfers are not allowed between the Series and the General Account option if payments are made pursuant to Annuity Options 1 through 4, 7 or 8.

     No election may be made for any individual unless such election would produce a periodic payment of at least $100 to that individual and if a combination benefit is elected, no election may be made unless the guaranteed and variable payments would each be at least $50.

OPTIONAL ANNUITY FORMS

     The following optional annuity forms are available. Individual factual situations or Plan provisions may vary, however, and special rules not discussed herein may control.

     OPTION 1 -- LIFE INCOME -- Monthly payments will be made during the lifetime of the Annuitant with payments ceasing upon death, regardless of the number of payments received. There is no minimum number of payments guaranteed under this option and it is possible for an Annuitant to receive only one annuity payment if the Annuitant's death occurred prior to the due date of the second annuity payment, or only two if death occurred prior to the due date of the third annuity payment, etc.

     OPTION 2 -- LIFE INCOME WITH GUARANTEED PAYMENTS OF 5, 10, 15, OR 20 YEARS -- Monthly payments will be made during the lifetime of the Annuitant with payments made for a stated period of not less than 5, 10, 15, or 20 years, as elected. If, at the death of the Annuitant, payments have been made for less than the stated period, annuity payments will be continued during the remainder of such period to the beneficiary.

     OPTION 3 -- UNIT REFUND LIFE INCOME -- Monthly payments will be made during the lifetime of the Annuitant. If, at the death of the Annuitant, payments have been made for less than the number of months determined by dividing the amount applied under this Option by the first monthly payment, the remainder of such payments will continue to the beneficiary. The Option guarantees that the annuity units but not necessarily the dollar value applied under a variable

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payout will be repaid to the Annuitant or his or her beneficiary.

     OPTION 4 -- JOINT AND SURVIVOR ANNUITY -- Monthly payments will be made during the lifetime of the Annuitant and another named Annuitant and thereafter during the lifetime of the survivor, ceasing upon the death of the survivor. There is no minimum number of payments guaranteed under this option and it is possible for only one annuity payment to be made if both Annuitants under the Option died prior to the due date of the second annuity payment, or only two payments if both died prior to the third annuity payment due date, etc.

     OPTION 5 -- INSTALLMENT PAYMENTS FOR A FIXED PERIOD -- Monthly payments will be made for a specified number of years. The amount of each payment will be determined by multiplying (a) the Accumulation Unit Value for the day the payment is made, times (b) the result of dividing the number of Accumulation Units applied under this Option by the number of remaining monthly payments. If at the death of the Annuitant, payments have been made for less than the specified number of years, the remaining unpaid payments will be paid to the beneficiary.

     OPTION 6 -- INSTALLMENT PAYMENTS FOR A FIXED AMOUNT -- Equal monthly payments will be made until the amount applied, adjusted daily by the investment results, is exhausted. The final payment will be the amount remaining with SBL.

     OPTION 7 -- PERIOD CERTAIN -- Periodic annuity payments will be made for a stated period which may be five, ten, fifteen or twenty years, as elected. If the Annuitant dies prior to the end of the period, the remaining payments will be made to the Designated Beneficiary.

     OPTION 8 -- JOINT AND CONTINGENT SURVIVOR OPTION -- Periodic annuity payments will be made during the life of the primary Annuitant. Upon the death of the primary Annuitant, payments will be made to the contingent Annuitant during his or her life. If the contingent Annuitant is not living upon the death of the Primary Annuitant, no payments will be made to the contingent Annuitant. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc.

     In addition, upon request, SBL will make monthly payments based upon the Annuitant's life expectancy, or the joint life expectancies of the Annuitant and his or her beneficiary, at the Annuitant's attained age (and the beneficiary's attained or adjusted age, if applicable) each year as computed by reference to actuarial tables prescribed by the Treasury Secretary. Such payments will be made until the amount applied is exhausted.

     The contingent deferred sales charge, where applicable, will be deducted from annuity payments under Annuity Options 5 and 6 and other non-life contingent payment options mutually agreed to with SBL, except that the contingent deferred sales charge is waived if annuity payments extend over a period of at least 5 years and are made in substantially equal amounts.

     OTHER ANNUITY FORMS -- Provision may be made for annuity payments in any reasonable arrangement mutually agreed upon.

     If the beneficiary dies while receiving payments certain under Option 2, 3, 5, 6 or 7 above, the present value may be paid in a lump sum to the estate of the beneficiary.

VALUE OF VARIABLE ANNUITY PAYMENTS:  ASSUMED INVESTMENT RATES

     The annuity tables in the Contract which are used to calculate the annuity payments are based on an "assumed investment rate" of 3.5 percent. If the actual investment performance of the particular Series selected is such that the net investment return to Variflex is 3.5 percent per annum, payments will remain constant. If the net investment return exceeds 3.5 percent, the payments will increase and if the return is less than 3.5 percent, the payments will decline. Use of a higher investment rate assumption would mean a higher initial payment but a more slowly rising series of subsequent payments in a rising market (or a more rapidly falling series of subsequent payments in a declining market). A lower assumption would have the opposite effect. Generally, one might expect an equity investment to experience more significant market fluctuations than a debt investment, and a longer term debt investment to experience more market fluctuation  than a shorter term debt  investment.  Thus,  while there can be no certainty, more fluctuation might be expected in the value of Growth, Growth-Income, Worldwide Equity, Emerging Growth, Global Aggressive Bond, Equity Income, Specialized Asset Allocation, Managed Asset Allocation, High Yield, Social Awareness, Value and Small Cap Series. The High Grade Income Series should experience a lesser amount of fluctuation, and the Money Market Series should experience the least fluctuation.

     The payment amount will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for life annuities than for joint and survivor annuities, because the life annuities are expected to be made for a shorter period.

     The method of computing the Variable Annuity payment is described in more detail in the Statement of Additional Information.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Plans for participants in the Texas Optional Retirement Program contain restrictions required under the Texas Education Code. In accordance with those restrictions, a participant in such a Plan will not be permitted to make withdrawals prior to such participant's retirement, death or termination of employment in a Texas public institution of higher education.

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                               FEDERAL TAX MATTERS

INTRODUCTION

     The Contract described in this Prospectus is designed for use by individuals in retirement plans which are Qualified Plans under the provisions of the Internal Revenue Code ("Code"). The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement plan for which the Contract is purchased, the tax and employment status of the individuals involved and a number of other factors. The discussion contained herein and in the Statement of Additional Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract. It is based upon SBL's understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"), and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely. Moreover, no attempt has been made to consider any applicable state or other laws. Because of the inherent complexity of the tax laws and the fact that tax results will vary according to the particular circumstances of the individual involved and the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a Contract, the selection of an Annuity Option under a Contract, the receipt of annuity payments under a Contract or any other transaction involving a Contract. SBL DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF, OR TAX CONSEQUENCES ARISING FROM, ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.

TAX STATUS OF SBL AND THE SEPARATE ACCOUNT

GENERAL

     SBL intends to be taxed as a life insurance company under Part I, Subchapter L of the Code. Because the operations of the Separate Account form a part of SBL, SBL will be responsible for any federal income taxes that become payable with respect to the income of the Separate Account and its Series.

CHARGE FOR SBL TAXES

     A charge may be made for any federal taxes incurred by SBL that are attributable to the Separate Account, the Series or to the operations of SBL with respect to the Contracts or attributable to payments, premiums, or acquisition costs under the Contracts. SBL will review the question of a charge to the Separate Account, the Series or the Contracts for SBL's federal taxes periodically. Charges may become necessary if, among other reasons, the tax treatment of SBL or of income and expenses under the Contracts is ultimately determined to be other than what SBL currently believes it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in SBL's tax status.

DIVERSIFICATION STANDARDS

     Each Series of the Mutual Fund will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance company separate accounts funding variable contracts. Pursuant to these regulations, on the last day of each calendar quarter (or on any day within 30 days thereafter), no more than 55 percent of the total assets of a Series may be represented by any one investment, no more than 70 percent may be represented by any two investments, no more than 80 percent may be represented by any three investments, and no more than 90 percent may be represented by any four investments. For purposes of Section 817(h), securities of a single issuer generally are treated as one investment but obligations of the U.S. Treasury and each U.S. Governmental agency or instrumentality generally are treated as securities of separate issuers. The Separate Account, through the Series, intends to comply with the diversification requirements of Section 817(h).

     In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contractowner's gross income. The IRS has stated in published rulings that a variable contractowner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

     The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example,

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the Contractowner has additional flexibility in allocating purchase payments and
Contract Values. These differences could result in a Contractowner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, SBL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. SBL therefore reserves the right to modify the Contract, as it deems appropriate, to attempt to prevent a Contractowner from being considered the owner of a pro rata share of the assets of the Separate Account. Moreover, in the event that regulations or rulings are adopted, there can be no assurance that the Series will be able to operate as currently described in the Prospectus, or that the Mutual Fund will not have to change any Series' investment objective or investment policies.

INCOME TAXATION OF ANNUITIES IN GENERAL -- QUALIFIED PLANS

     The Contract may be used with Qualified Plans that meet the requirements of
Section 401, 403(b) or 457 of the Code. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. These Qualified Plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Contractowners, Annuitants, and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. For example, SBL may accept beneficiary designations and payment instructions under the terms of the Contract without regard to any spousal consents that may be required under the Employee Retirement Income Security Act of 1974 (ERISA). Consequently, a Contractowner's Beneficiary designation or elected payment option may not be enforceable.

     The  amounts  that may be  contributed  to  Qualified  Plans are subject to limitations that vary depending on the type of Plan. In addition, early distributions from most Qualified Plans may be subject to penalty taxes, or in the case of distributions of amounts contributed under salary reduction agreements, could cause the Plan to be disqualified. Furthermore, distributions from most Qualified Plans are subject to certain minimum distribution rules. Failure to comply with these rules could result in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes. As a result, the minimum distribution rules may limit the availability of certain Annuity Options to certain Annuitants and their beneficiaries. These requirements may not be incorporated into SBL's Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

     The following are brief descriptions of the various types of Qualified Plans and the use of the Contract therewith:

     1.  Section 401

     Code Section 401 permits employers to establish various types of retirement plans (e.g., pension, profit sharing and 401(k) plans) for their employees. For this purpose, self-employed individuals (proprietors or partners operating a trade or business) are treated as employees and therefore eligible to participate in such plans. Retirement plans established in accordance with
Section 401 may permit the purchase of Contracts to provide benefits thereunder.

     In order for a retirement plan to be "qualified" under Code Section 401, it must: (i) meet certain minimum standards with respect to participation, coverage and vesting; (ii) not discriminate in favor of "highly compensated" employees;
(iii) provide  contributions or benefits that do not exceed certain limitations;
(iv) prohibit the use of plan assets for purposes other than the exclusive benefit of the employees and their beneficiaries covered by the plan; (v) provide for distributions that comply with certain minimum distribution requirements; (vi) provide for certain spousal survivor benefits; and (vii) comply with numerous other qualification requirements.

     A retirement plan qualified under Code Section 401 may be funded by employer contributions, employee contributions or a combination of both. Plan participants are not subject to tax on employer contributions until such amounts are actually distributed from the plan. Depending upon the terms of the particular plan, employee contributions may be made on a pre-tax or after-tax basis. In addition, plan participants are not taxed on plan earnings derived from either employer or employee contributions until such earnings are distributed.

     Each employee's interest in a retirement plan qualified under Code Section 401 must generally be distributed or begin to be distributed not later than April 1 of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or retires ("required beginning date"). Periodic distributions must not extend beyond the life of the employee or the lives of the employee and a designated beneficiary (or over a period extending beyond the life expectancy of the employee or the joint life expectancy of the employee and a designated beneficiary).

     If an employee dies before reaching his or her required beginning date, the employee's entire interest in the plan must generally be distributed within five years of the employee's death. However, the five-year rule will be deemed satisfied, if distributions begin before the close of the calendar year following the year of the employee's death

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to a designated  beneficiary  and are made over the life of the  beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the designated beneficiary is the employee's surviving spouse, distributions may be delayed until the employee would have reached age 70 1/2.

     If an employee dies after reaching his or her required beginning date, the employee's interest in the plan must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the employee's death.

     Annuity  payments  distributed  from a retirement plan qualified under Code
Section 401 are taxable under Section 72 of the Code. Section 72 provides that the portion of each payment attributable to contributions that were taxable to the employee in the year made, if any, is excluded from gross income as a return of the employee's investment. The portion so excluded is determined by dividing the employee's investment in the plan by (1) the number of anticipated payments determined under a table set forth in Section 72 of the Code or (2) in the case of a contract calling for installment payments, the number of monthly annuity payments under such contract. The portion of each payment in excess of the exclusion amount is taxable as ordinary income. Once the employee's investment has been recovered, the full annuity payment will be taxable. If the employee should die prior to recovering his or her entire investment, the unrecovered investment will be allowed as a deduction on the employee's final return. If the employee made no contributions that were taxable when made, the full amount of each annuity payment is taxable as ordinary income.

     A "lump-sum"  distribution  from a  retirement  plan  qualified  under Code
Section 401 is eligible for favorable tax treatment. A "lump-sum" distribution means the distribution within one taxable year of the balance to the credit of the employee which becomes payable: (i) on account of the employee's death, (ii) after the employee attains age 59 1/2, (iii) on account of the employee's termination of employment (in the case of a common law employee only) or (iv) after the employee has become disabled (in the case of a self-employed person only).

     As a general rule, a lump-sum distribution is fully taxable as ordinary income except for an amount equal to the employee's investment, if any, which is recovered tax-free. However, special five-year averaging may be available, provided the employee has reached age 59 1/2 and has not previously elected to use income averaging. Special ten-year averaging and capital-gains treatment may be available to an employee who reached age 50 before 1986.

     Distributions from a retirement plan qualified under Code Section 401 may be eligible for a tax-free rollover to either another qualified retirement plan or to an individual retirement account or annuity (IRA). See "Rollovers" on page 23.

     2.  Section 403(b)

     Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. The Contract may be purchased in connection with a
Section 403(b) annuity program.

     Section 403(b) annuities must generally be provided under a plan which meets certain minimum participation, coverage, and nondiscrimination requirements. Section 403(b) annuities are generally subject to minimum distribution requirements similar to those applicable to retirement plans qualified under Section 401 of the Code. See "Section 401" on page 21.

     A Section 403(b) annuity contract may be purchased with employer contributions, employee contributions or a combination of both. An employee's rights under a Section 403(b) contract must be nonforfeitable. Numerous limitations apply to the amount of contributions that may be made to a Section 403(b) annuity contract. The applicable limit will depend upon, among other things, whether the annuity contract is purchased with employer or employee contributions.

     Amounts used to purchase Section 403(b) annuities generally are excludable from the taxable income of the employee. As a result, all distributions from such annuities are normally taxable in full as ordinary income to the employee.

     A Section 403(b) annuity contract must prohibit the distribution of employee contributions (including earnings thereon) until the employee: (i) attains age 59 1/2, (ii) terminates employment; (iii) dies; (iv) becomes disabled; or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).

     Distributions from a Section 403(b) annuity contract may be eligible for a tax-free rollover to either another Section 403(b) annuity contract or to an individual retirement account or annuity (IRA). See "Rollovers" on page 23.

     3.  Section 457

     Section 457 of the Code permits employees of state and local governments and units and agencies of state and local governments as well as tax-exempt organizations described in Section 501(c)(3) of the Code to defer a portion of their compensation without paying current taxes if those employees are participants in an eligible deferred compensation plan. A Section 457 plan may permit the purchase of Contracts to provide benefits thereunder.

     Although a participant under a Section 457 plan may be permitted to direct or choose methods of investment in the case of a tax-exempt employer sponsor, all amounts deferred under the plan, and any income thereon, remain solely the property of the employer and subject to the claims of its general creditors, until paid to the participant. The

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                                       22
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assets of a Section 457 plan maintained by a state or local government  employer must be held in trust (or custodial account or an annuity contract) for the exclusive benefit of plan participants, who will be responsible for taxes upon distribution. A Section 457 plan must not permit the distribution of a participant's benefits until the participant attains age 70 1/2, terminates employment or incurs an "unforeseeable emergency."

     Section 457 plans are generally subject to minimum distribution requirements similar to those applicable to retirement plans qualified under
Section 401 of the Code. See "Section 401" on page 21. Since under a Section 457 plan, contributions are generally excludable from the taxable income of the employee, the full amount received will usually be taxable as ordinary income when annuity payments commence or other distributions are made. Distributions from a Section 457 plan are not eligible for tax-free rollovers.

     4.  Rollovers

     A "rollover" is the tax-free transfer of a distribution from one Qualified Plan to another. Distributions which are rolled over are not included in the employee's gross income until some future time.

     If any portion of the balance to the credit of an employee in a Section 401 plan or Section 403(b) plan is paid to the employee in an "eligible rollover distribution" and the employee transfers any portion of the amount received to an "eligible retirement plan," then the amount so transferred is not includable in income. An "eligible rollover distribution" generally means any distribution that is not one of a series of periodic payments made for the life of the distributee or for a specified period of at least ten years. In addition, a required minimum distribution will not qualify as an eligible rollover distribution. A rollover must be completed within 60 days after receipt of the distribution.

     In the case of a Section 401 plan, an "eligible retirement plan" will be another retirement plan qualified under Code Section 401 or an individual retirement account or annuity under Code Section 408. With respect to a Section 403(b) plan, an "eligible retirement plan" will be another Section 403(b) plan or an individual retirement account or annuity described in Code Section 408.

     A Section 401 plan and a Section 403(b) plan must generally provide a participant receiving an eligible rollover distribution, the option to have the distribution transferred directly to another eligible retirement plan.

     The owner of an IRA may make a tax-free rollover of any portion of the IRA. The rollover must be completed within 60 days of the distribution and generally may only be made to another IRA. However, an individual may receive a distribution from his or her IRA and within 60 days roll it over into a retirement plan qualified under Code Section 401(a) if all of the funds in the IRA are attributable to a rollover from a Section 401(a) plan. Similarly, a distribution from an IRA may be rolled over to a Section 403(b) plan only if all of the funds in the IRA are attributable to a rollover from a Section 403(b) annuity.

     5.  Tax Penalties

     PREMATURE DISTRIBUTION TAX. Distributions from a Qualified Plan before the participant reaches age 59 1/2 are generally subject to an additional tax equal to 10 percent of the taxable portion of the distribution. The 10 percent penalty tax does not apply to distributions: (i) made on or after the death of the employee; (ii) attributable to the employee's disability; (iii) which are part of a series of substantially equal periodic payments made (at least annually) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and a designated beneficiary and which begin after the employee terminates employment; (iv) made to an employee after termination of employment after reaching age 55; (v) made to pay for certain medical expenses; (vi) that are exempt withdrawals of an excess contribution;
(vii) that are rolled over or transferred in accordance with Code requirements; or (viii) that are transferred pursuant to a decree of divorce or separate maintenance or written instrument incident to such a decree. The 10 percent penalty tax is generally not applicable to distributions from a Section 457 Plan.

     MINIMUM DISTRIBUTION TAX. If the amount distributed from a Qualified Plan is less than the minimum required distribution for the year, the participant is subject to a 50 percent tax on the amount that was not properly distributed.

     EXCESS DISTRIBUTION ACCUMULATION TAX. If the aggregate distributions from all Qualified Plans (other than Section 457 plans) with respect to an individual in a calendar year exceed the greater of (i) $150,000, or (ii) $112,500, as indexed for inflation ($160,000 for 1997), a penalty tax of 15 percent is generally imposed (in addition to any ordinary income tax) on the excess portion of the distribution. In addition, a 15 percent tax is imposed on the "excess retirement accumulations" of an individual whose aggregate retirement benefits exceed the value of a hypothetical life annuity determined as of the date of his or her death. The 15 percent excise tax on excess distributions will not apply to withdrawals during calendar years 1997, 1998 and 1999.

     6.  Withholding

     Periodic distributions (e.g., annuities and installment payments) from a Qualified Plan that will last for a period of ten or more years are generally subject to voluntary income tax withholding. The amount withheld on such periodic distributions is determined at the rate applicable to wages. The recipient of a periodic distribution may generally elect not to have withholding apply.

     Nonperiodic distributions (e.g., lump sums and annuities or installment payments of less than ten years) from a Qualified Plan (other than Section 457 plans) are generally subject to mandatory 20 percent income tax withholding. However, no withholding is imposed if the distribution is transferred directly to another eligible Qualified Plan.

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                                       23
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     The  above  description  of the  federal  income  tax  consequences  of the different types of Qualified Plans which may be funded by the Contract offered by this Prospectus is only a brief summary and is not intended as tax advice. The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Contractowner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

                          DISTRIBUTOR OF THE CONTRACTS

     Subject to arrangements with SBL, the Contracts will be sold by independent broker/dealers who are members of the National Association of Securities Dealers, Inc. and who become licensed to sell life insurance and variable annuities for SBL, and by national banks. Variflex Contracts may also be sold by individuals who in addition to being licensed as agents for SBL, are associated persons of Security Distributors, Inc., which is registered as a broker/dealer under the Securities Exchange Act of 1934.

PERFORMANCE INFORMATION

     Performance information for the Series of Variflex may appear in advertisements, sales literature or reports to Contractowners or prospective purchasers. All Series except the Money Market Series may advertise "average annual total return" and "total return." The Money Market Series may advertise "yield" and "effective yield." Each of these figures is based upon historical results and is not necessarily representative of the future performance of the Series.

     Average annual total return and total return calculations measure both the net income generated by, and the effect of any realized or unrealized appreciation or depreciation of, the investments underlying the Series for the designated period. Average annual total return will be quoted for periods of 1, 5 and 10 years (up to the life of the Series) ending with a recent calendar quarter. Average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of an investment in a Series over the designated period. Total return figures are not annualized and represent the actual percentage change over the designated period. Yield is a measure of the net dividend and interest income earned over a specific seven-day period for the Money Market Series expressed as a percentage of the offering price of the Series' units. Yield is an annualized figure, which means that it is assumed that the Series generates the same level of net income over a one year period. The effective yield for the Money Market Series is calculated similarly but includes the effect of assumed compounding calculated under rules prescribed by the Securities and Exchange Commission. The Money Market Series' effective yield will be slightly higher than its yield due to this compounding effect.

     The Series' units are sold at Accumulation Unit value. The Series' performance figures and Accumulation Unit values will fluctuate. Units of the Series are redeemable by an investor at Accumulation Unit value, which may be more or less than original cost. The performance figures include the deduction of all expenses and fees. Redemptions within the first fifteen years after purchase may be subject to a contingent deferred sales charge of 5 percent. Yield, effective yield and total return figures do not include the effect of any contingent deferred sales charge that may be imposed upon the redemption of units, and thus may be higher than if such charges were deducted. Average annual total return figures include the effect of the applicable sales charge that may be imposed at the end of the designated period.

     Although the Contracts were not available for purchase until _____________, 1997, the underlying investment vehicle of Variflex, the SBL Fund, has been in existence since May 26, 1977. Performance information for Variflex may also include quotations of total return for periods beginning prior to the availability of Variflex Contracts that incorporate the performance of the SBL Fund.

     From time to time, performance information for a Series may be compared to the Standard & Poor's 500 Stock Index, the Dow Jones Industrial Average or other unmanaged indices; other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, Morningstar and the Variable Annuity Research and Data Service ("VARDS(R)"), widely used independent research firms that rank variable annuities and in the case of Lipper and Morningstar, other investment companies by overall performance, and investment objectives, or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria; and the Consumer Price Index (measure for inflation). Additional information concerning the Series' performance appears in the Statement of Additional Information.

                               THE GENERAL ACCOUNT

     In addition to the fourteen Series of Variflex, Contractowners may allocate all or a portion of their purchase payments and transfer Contract Value to the General Account. There are two General Account options. (See the discussion of the "Traditional General Account Option" and "DCA Plus Account Option," below.) Amounts allocated to the General Account options become part of SBL's General Account, which supports SBL's insurance and annuity obligations. The General Account is subject to regulation and supervision by the Kansas Department of Insurance as well as the insurance laws and regulations of other jurisdictions in which the Contract is distributed. In reliance on certain exemptive and exclusionary provisions, interests in the General Account have not been registered as

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securities  under the  Securities  Act of 1933 (the "1933  Act") and the General
Account has not been registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, neither the General Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. SBL has been advised that the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the General Account. This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus. This Prospectus is generally intended to serve as a disclosure document only for aspects of a Contract involving the Separate Account and contains only selected information regarding the General Account.

     Amounts allocated to the General Account options become part of the General Account of Security Benefit, which consists of all assets owned by SBL other than those in the Separate Account and other separate accounts of SBL. Subject to applicable law, SBL has sole discretion over the investment of the assets of its General Account.

INTEREST

     Amounts allocated to the General Account earn interest at a fixed rate or rates that are paid by SBL. The Contract Value in the General Account earns interest at an interest rate that is guaranteed to be at least an annual effective rate of 3.0 percent which will accrue daily ("Guaranteed Rate"). Such interest will be paid regardless of the actual investment experience of the General Account. In addition, SBL may in its discretion pay interest at a rate ("Current Rate") that exceeds the Guaranteed Rate. SBL will determine the Current Rate, if any, from time to time, and reserves the right to change such rate at any time.

     Contract Value that was allocated or transferred to the General Account during one month may be credited with a different Current Rate than amounts allocated or transferred to the General Account in another month. SBL may credit interest at a different Current Rate on the Traditional General Account and DCA Plus Account options. Therefore, at any given time, various portions of a Contractowner's Contract Value allocated to the General Account may be earning interest at different Current Rates, depending upon the month during which such portions were originally allocated or transferred to the General Account and the General Account option. SBL bears the investment risk for the Contract Value allocated to the General Account and for paying interest at the Guaranteed Rate on amounts allocated to the General Account.

     For purposes of determining the interest rates to be credited on Contract Value in the General Account, withdrawals, loans, or transfers from the General Account will be deemed to be taken from purchase payments or transfers in the order in which they were credited to the General Account, and interest attributable to each such purchase payment or transfer shall be deemed taken before the amount of each purchase payment or transfer.

DEATH BENEFIT

     The death benefit under the Contract will be determined in the same fashion for a Contract that has Contract Value in the General Account as for a Contract that has Contract Value allocated to the Series. See "Death Benefit During Accumulation Period," on page 16.

CONTRACT CHARGES

     The contingent deferred sales charge and premium taxes will be the same for Contractowners who allocate purchase payments or transfer Contract Value to the General Account as for those who allocate purchase payments to the Series. The actuarial risk fee will not be assessed against the General Account, and any amounts that SBL pays for income taxes allocable to the Series will not be charged against the General Account. In addition, the investment advisory fees and operating expenses paid by the SBL Fund will not be paid directly or indirectly by Contractowners to the extent the Contract Value is allocated to the General Account; however, such Contractowners will not participate in the investment experience of the Series of SBL Fund.

TRADITIONAL GENERAL ACCOUNT OPTION

       Purchase Payments may be allocated to this option and Contract Value may be transferred from the Variflex Series to this option subject to the same $25 minimum allocation applicable to the Variflex Series. Transfers from this option to the Series are limited as discussed below.

     During the Accumulation Period, a Contractowner may transfer from the Traditional General Account option to the Series in a Contract Year not more than the greatest of (1) $5,000, (2) one-fifth of the amount invested in the option at the time of the first transfer in the Contract Year, or (3) 120 percent of the amount transferred from the Traditional General Account option during the previous Contract Year. SBL reserves the right for a period of time to allow transfers from the General Account option in amounts that exceed the limits set forth above ("Waiver Period"). In any Contract Year following such a Waiver Period, the total dollar amount that may be transferred from the Traditional General Account option is the greatest of: (1) above; (2) above; or
(3) 120 percent of the lesser of: (i) the dollar amount transferred from the Traditional General Account option in the previous Contract Year; or (ii) the maximum dollar amount that would have been allowed in the previous Contract year under the transfer provisions above absent the Waiver Period.

     The Contractowner may also make full and partial withdrawals to the same extent as a Contractowner who has allocated Contract Value to the Series. See "Full and Partial Withdrawals," page 15.

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DCA PLUS ACCOUNT OPTION

     This option is available ONLY for amounts allocated to a Contract during the first two Contract Years pursuant to a direct transfer from another section 403(b) annuity.

     Purchase Payments allocated to this option will be transferred monthly to one or more Series (not to include the Money Market Series) of Variflex over a period of one year (the "Transfer Year"). The Transfer Year begins on the date a direct transfer is first allocated to this option and the first monthly transfer is made on the same date in the following month. A Contractowner that allocates a Purchase Payment to this option must submit to SBL written instructions specifying the Series to which such transfers should be made. (Such transfers may not be made to the Traditional General Account option.) The monthly transfers from the DCA Plus Account to the Variflex Series will be made in amounts determined by dividing the Contract Value allocated to the DCA Plus Account by the number of months remaining in the Transfer Year. If subsequent direct transfers are allocated to the DCA Plus Account during a Transfer Year, they will be transferred to the Variflex Series selected by the Contractowner over the balance of the Transfer Year. As a result, any subsequent direct transfers may be allocated to the DCA Plus Account for less than a year. A Contractowner should consider whether allocating a subsequent direct transfer to the DCA Plus Account is appropriate in light of the amount of time remaining in the Transfer Year.

     A Contractowner may not transfer Contract Value from the Series or the Traditional General Account option to this option. Full and partial withdrawals are allowed as discussed under "Full and Partial Withdrawals" on page 15.

PAYMENTS FROM THE GENERAL ACCOUNT

       Full and partial withdrawals, loans, and transfers from the General Account may be delayed for up to six months after a written request in proper form is received by SBL at its Home Office. During the period of deferral, interest at the applicable interest rate or rates will continue to be credited to the amounts allocated to the General Account. However, payment of any amounts will not be deferred if they are to be used to pay premiums on any policies or contracts issued by SBL.

                       STATEMENT OF ADDITIONAL INFORMATION

     A Statement of Additional Information is available which contains more details concerning the subjects discussed in this Prospectus. The following is a Table of Contents for that Statement:

                                TABLE OF CONTENTS

                                                                            Page

THE CONTRACT..............................................................    1
  Valuation of Accumulation Units.........................................    1
  Computation of Variable Annuity Payments................................    1
  Illustration............................................................    2
  Variations in Charges...................................................    2
  Termination of Contract.................................................    3
  Group Contracts.........................................................    3
PERFORMANCE INFORMATION...................................................    3
LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX QUALIFIED RETIREMENT PLANS.....    5
  Section 401.............................................................    5
  Section 403(b)..........................................................    6
  Section 457.............................................................    6
ASSIGNMENT................................................................    6
DISTRIBUTION OF THE CONTRACTS.............................................    6
SAFEKEEPING OF VARIFLEX ACCOUNT ASSETS....................................    7
STATE REGULATION..........................................................    7
RECORDS AND REPORTS.......................................................    7
LEGAL MATTERS.............................................................    7
EXPERTS...................................................................    7
OTHER INFORMATION.........................................................    7
FINANCIAL STATEMENTS......................................................    8

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SECURITY BENEFIT LIFE INSURANCE COMPANY
A Member of The Security Benefit Group of Companies
700 SW Harrison, Topeka, Kansas 66636-0001




                                    VARIFLEX
                           VARIABLE ANNUITY CONTRACTS
                                 EDUCATOR SERIES




STATEMENT OF ADDITIONAL INFORMATION
________________, 1997
RELATING TO THE PROSPECTUS DATED, _______________ 1997,
AS IT MAY BE SUPPLEMENTED FROM TIME TO TIME
(785) 431-3112
(800) 888-2461

SECURITY BENEFIT LIFE INSURANCE COMPANY

A Member of The Security Benefit Group of Companies
700 SW Harrison, Topeka, Kansas 66636-0001




                                    VARIFLEX
                           VARIABLE ANNUITY CONTRACTS
                                 EDUCATOR SERIES

                                  STATEMENT OF
                             ADDITIONAL INFORMATION
                                ___________, 1997

     This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Variflex Variable Annuity Educator Series Contracts (the "Contract") offered by Security Benefit Life Insurance Company ("SBL"). You may obtain a copy of the Prospectus dated, ______________, 1997, by calling (785) 431-3112, or writing to Security Benefit Life Insurance Company, 700 SW Harrison, Topeka, Kansas 66636-0001. Terms used in the current Prospectus for the Contract are incorporated in this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.

                                TABLE OF CONTENTS

                                                                            Page

The Contract................................................................  1
  Valuation of Accumulation Units...........................................  1
  Computation of Variable Annuity Payments..................................  1
  Illustration..............................................................  2
  Variations in Charges.....................................................  2
  Termination of Contract...................................................  3
  Group Contracts...........................................................  3
Performance Information.....................................................  3
Limits on Purchase Payments Paid Under Tax-Qualified Retirement Plans.......  5
  Section 401...............................................................  5
  Section 403(b)............................................................  6
  Section 457...............................................................  6
Assignment..................................................................  6
Distribution of the Contracts...............................................  6
Safekeeping of Variflex Account Assets......................................  7
State Regulation............................................................  7
Records and Reports.........................................................  7
Legal Matters...............................................................  7
Experts.....................................................................  7
Other Information...........................................................  7
Financial Statements........................................................  8

THE CONTRACT

     The following provides additional information about the Contracts which supplements the description in the Prospectus and which may be of interest to some Contractowners.

VALUATION OF ACCUMULATION UNITS

     The objective of a Variable Annuity is to provide level payments during periods when the market is relatively stable and to reflect as increased payments only the excess investment results following from inflation or an increase in productivity.

     The Accumulation Unit value for a Series on any day is equal to (a) divided by (b), where (a) is the net asset value of the underlying Fund shares of the Series less the Actuarial Risk Fee and any deduction for provision for federal income taxes and (b) is the number of Accumulation Units of that Series at the beginning of that day.

     The value of a contract on any Valuation Date during the Accumulation Period can be determined by multiplying the total number of Accumulation Units of each Series within Variflex credited to the Contract by the applicable Accumulation Unit value of each such Series. During the Accumulation Period, all cash dividends and other cash distributions made to each Variflex Series will be reinvested in additional shares of the appropriate Series of SBL Fund.

COMPUTATION OF VARIABLE ANNUITY PAYMENTS

     (a)  DETERMINATION OF AMOUNT OF FIRST ANNUITY PAYMENT

     For Annuities under options 1, 2, 3, and 4, the Contracts contain tables indicating the dollar amount of the first monthly payment under each optional form of Annuity for each $1,000 applied. The total first monthly annuity payment is determined by multiplying the value of the Contract or participant's Individual Account (expressed in thousands of dollars) by the amount of the first monthly payment per $1,000 of value, in accordance with the tables set out in the Contract. The value of the Contract or Participant's Individual Account for the purpose of establishing the first periodic payment under options 1, 2, 3, 4 or similar life contingent payment options mutually agreed upon is equal to the number of Accumulation Units applied to the option times the Accumulation Unit value at the end of the date the first annuity payment is made. For Annuities under options 5, 6, 7, 8 or other mutually agreed upon non-life contingent payment option, the value of the Contract or Participant's Individual Account for the purpose of the first and subsequent periodic payments is based on the Accumulation Unit value at the end of the day the annuity payment is made.

     (b)  AMOUNT OF THE SECOND AND SUBSEQUENT ANNUITY PAYMENTS

     For Variable Annuities under options 1, 2, 3 and 4, the amount of the first monthly annuity payment determined as described above is divided by the applicable value of an Annuity Unit (see "(c)" below) for the day in which the payment is due in order to determine the number of Annuity Units represented by the first payment. This number of Annuity Units remains fixed during the Annuity period and each subsequent payment period. The dollar amount of the annuity payment is determined by multiplying the fixed number of Annuity Units by the Annuity Unit value for the day the payment is due.

     (c)  ANNUITY UNIT

     The value of an Annuity Unit of Series A, B, C and D was set at $1.00 on April 1, 1984. The value of an Annuity Unit of Series E was set at $1.00 on
April 25, 1985. The value of an annuity unit of Series S was set at $1.00 on April 23, 1991. The value of an annuity unit of Series J was set at $1.00 on October 1, 1992. The value of an Annuity Unit of Series K, M, N and O was set at $1.00 on June 1, 1995. The value of an annuity unit of Series P was set at $1.00 on August 5, 1996. The value of an annuity unit of Series V was set at $1.00 on April 30, 1997. The value of an annuity unit of Series X was set at $1.00 on October 15, 1997. The value of an Annuity Unit for any subsequent day is determined by multiplying the value for the immediately preceding day by the product of (a) the Net Investment Factor for the day for which the value is being calculated and (b) .9999057540, the interest neutralization factor (the factor required to neutralize the assumed investment rate of 3 1/2% built into the annuity rates contained in the Contract). The Net Investment Factor of any Series is determined by subtracting 0.00003307502, the Actuarial Risk Fee, from the ratio of (a) to (b) where (a) is the value of a share of the underlying Series of SBL Fund at the end of the day plus the value of any dividends or other distributions attributable to such share during a day and minus any applicable income tax liabilities as determined by SBL, and (b) is the value of a share of the underlying Series of SBL Fund at the end of the previous day.

     The formula for daily valuation of annuity units is set forth below:

      Number of            Dollar Amount of First Monthly Payment
       Annuity  = --------------------------------------------------------
        Units     Annuity Unit Value for Day on Which First Payment is Due


                            Value of           Net Investment
 Annuity Unit Value  =  Annuity Unit for   x     Factor for     x   0.9999057540
                         Preceding Day            the Day


                                          Dividends or Other
                 Value of a Series    +     Distributions
   Net          Share* at End of Day     During Day Per Share
Investment  =  -----------------------------------------------  -  0.00003307502
  Factor                 Value of a Series Share* at
                           End of the Previous Day


      Dollar Amount of                                    Annuity Unit Value
    Second and Subsequent  =  Number of Annuity Units  x   for Day on Which
      Annuity Payments                                      Payment is Due

*A share of the underlying Series of SBL Fund.

ILLUSTRATION

     The Annuity Unit and the Annuity payment may be illustrated by the following hypothetical example: Assume an annuitant at the annuity commencement date has credited to his Contract 4,000 Accumulation Units and that the value of an Accumulation Unit at the end of the annuity commencement date was $5.13, producing a total value for the contract of $20,520. Any premium taxes due would reduce the total value of the Contract that could be applied towards the Annuity; however, in this illustration it is assumed no premium taxes are applicable. Assume also the Annuitant elects an option for which the annuity table in the Contract indicates the first monthly payment is $6.40 per $1,000 of value applied; the resulting first monthly payment would be 20.520 multiplied by $6.40 or $131.33.

     Assume the Annuity Unit value for the day on which the first payment was due was $1.0589108749. When this is divided into the first monthly payment the number of Annuity Units represented by that payment is 124.0236578101. The value of the same number of Annuity Units will be paid in each subsequent month

     Assume further the value of a Series share was $5.15 at the end of the day preceding the date of the second annuity payment, that it was $5.17 at the end of the due date of the second Annuity payment and that there was no cash income during such second day. The Net Investment Factor for that second day was
1.0038504201  ($5.17  divided by $5.15  minus  .00003307502).  Multiplying  this factor by 0.9999057540 to neutralize the assumed investment rate (the 3 1/2% per annum built into the number of Annuity Units as determined above) produces a result of 1.0037558112. The Annuity Unit value for the valuation period is therefore $1.0639727127 which is 1.0037558112 x $1.0599915854 (the value at the beginning of the day).

     The current monthly payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value or 124.0236578101 times $1.0639727127 which produces a current monthly payment of $131.96.

VARIATIONS IN CHARGES

     The contingent deferred sales charges and actuarial risk fee may be reduced or waived for sales of Variflex Contracts where the expenses associated with the sale of the Contract or the administrative and maintenance costs associated with the Contract are reduced for reasons such as the amount of the initial Purchase Payment, the amounts of projected Purchase Payments, or that the Contract is sold in connection with a group or sponsored arrangement. SBL will only reduce or waive such charges where expenses associated with the sale of the Contract or the costs associated with administering and maintaining the Contract are reduced.

     Directors,   officers  and  bona  fide  full-time   employees  of  Security
Management Company, LLC, SBL, Security Benefit Group, Inc., SBL Fund, or Security Distributors, Inc.; the spouses, grandparents, parents, children, grandchildren and siblings of such directors, officers and employees and their spouses; any trust, pension, profit-sharing or other benefit plan established by any of the foregoing corporations for persons described above; and salespersons (and their spouses and minor children) who are licensed with SBL to sell variable annuities are permitted to purchase contracts with substantial reduction of the contingent deferred sales charges. Contracts so purchased are for investment purposes only and may not be resold except to SBL. No sales commission will be paid on such contracts.

TERMINATION OF CONTRACT

     SBL reserves the right to terminate a Participant's individual account under a Group Allocated Contract during the accumulation period if Contract Value is less than $2,000. Termination of a Variflex Contract may have adverse tax consequences. (See the Prospectus at "Full and Partial Withdrawals," page 15, "Constraints on Distributions from Certain Section 403(b) Annuity Contracts," page 17, and "Federal Tax Matters," page 20.)

GROUP CONTRACTS

     In the case of Group Allocated Variflex Contracts, a master group contract is issued to the employer or other organization, or to the trustee, who is the Contractowner. The master group contract covers all Participants. Where funds are allocated to a participant's individual account, each participant receives a certificate which summarizes the provisions of the master group contract and evidences participation in the Plan established by the organization.

PERFORMANCE INFORMATION

     Performance information for the Series of the Variflex Separate Account may appear in advertisements, sales literature or reports to Contractowners or prospective purchasers. Performance information in advertisements or sales literature may be expressed as yield and effective yield of the Money Market Series, and average annual total return and total return of all Series except the Money Market Series. Current yield for the Money Market Series will be based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular seven-day period, less a hypothetical charge reflecting deductions from Contractowner accounts during the period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of 1%. "Effective yield" for the Money Market Series assumes that all dividends received during an annual period have been reinvested. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

              Effective Yield = ((Base Period Return + 1) 365/7) - 1

     For the seven-day period ended December 31, 1996, the yield of the Money Market Series was 3.93% and the effective yield of the Series was 4.00%.

     Quotations of yield for the Series, other than the Money Market Series, will be based on all investment income per Accumulation Unit earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of the Accumulation Unit on the last day of the period, according to the following formula:

                              YIELD = 2[(a - b + 1)6 - 1]
                                         -----
                                          cd

     where a = net investment income earned during the period by the Series attributable to shares owned by the Subaccount,

           b = expenses accrued for the period (net of any reimbursements),

           c = the average daily number of Accumulation Units outstanding during the period that were entitled to receive dividends, and d = the maximum offering price per Accumulation Unit on the last day of the period.

     Quotations of average annual total return for any Series of the Separate Account will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Series over certain periods that will include periods of 1, 5 and 10 years (up to the life of the Series), calculated pursuant to the following formula:

                                P(1 + T)n = ERV

(where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Such total return figures reflect the deduction of the applicable contingent deferred sales charge and other recurring Variflex fees and charges on an annual basis, including charges for Actuarial Risk Fee of the account, although other quotations may be simultaneously given that do not assume a surrender and do not take into account deduction of a contingent deferred sales charge.

     For the 1-, 5- and 10-year periods ended December 31, 1996, respectively, the average annual total return was 16.98%, 14.17% and 13.82% for the Growth Series; 12.48%, 9.94% and 12.60% for the Growth-Income Series (formerly the "Income-Growth Series"); 11.76%, 9.66% and 1.95% for the Worldwide Equity Series (formerly the High Yield Series); and -6.15%, 3.96% and 6.25% for the High Grade Income Series. For the 1-year period ended December 31, 1996 and the period between October 1, 1992 (Series date of inception) and December 31, 1996, respectively, the average annual total return was 12.38% and 14.18% for the Emerging Growth Series. For the 1-year period ended December 31, 1996, and the period between June 1, 1995 (Series date of inception) and December 31, 1996, the average annual total return was 8.04% and 9.79% for Global Aggressive Bond Series; 8.56% and 9.81% for Specialized Asset Allocation Series; 7.13% and 9.03% for Managed Asset Allocation Series; and 14.35% and 20.27% for Equity-Income Series. For the 1- and 5-year periods ended December 31, 1996 and the period between May 1, 1991 (Series date of inception) and December 31, 1996, respectively, the average annual total return was 13.07%, 12.00% and 11.64% for the Social Awareness Series. For the period between August 5, 1996 (Series date of inception) and December 31, 1996, the average annual total return was 4.20% for High Yield Series. Performance information is not yet available for the Value Series or Small Cap Series as they did not begin operations until May 1997 and October 1997, respectively.

     Absent deduction of the contingent deferred sales charge, the average annual total return for the stated periods above would be 21.48%, 14.64% and 13.82% for the Growth Series; 16.98%, 10.51% and 12.60% for the Growth-Income Series; 16.26%, 10.24% and 1.95% for the Worldwide Equity Series; -1.73%, 4.69% and 6.25% for the High Grade Income Series. For the 1-year period ended December 31, 1996, and the period between October 1, 1992 (Series date of inception), and December 31, 1996, respectively, the average annual total return would be 16.88% and 14.81% for the Emerging Growth Series. For the 1-year period ended December 31, 1996, and the period between June 1, 1995 (Series date of inception), and December 31, 1996, the average annual total return would be 12.54% and 12.41% for the Global Aggressive Bond Series; 13.06% and 12.41% for the Specialized Asset Allocation Series; 11.63% and 11.64% for the Managed Asset Allocation Series; and 18.85% and 22.67% for Equity-Income Series. For the 1- and 5-year periods ended December 31, 1996, and the period between May 1, 1991 (Series date of inception), and December 31, 1996, respectively, the average annual total return would be 17.57%, 12.52% and 11.64% for the Social Awareness Series. For the period between August 5, 1996 (Series date of inception) and December 31, 1996, the average annual total return on an annualized basis is 15.80% for the High Yield Series.

     Quotations of total return for any Series of the Separate Account will be based on a hypothetical investment in an Account over a certain period and will be computed by subtracting the initial value of the investment from the ending value and dividing the remainder by the initial value of the investment. Such quotations of total return will reflect the deduction of all applicable charges to the contract and the separate account (on an annual basis) except the applicable contingent deferred sales charge. The total return figures set forth below would be lower if the contingent deferred sales charge were deducted.

     For the fiscal years ended 1996 through 1986, the total return for each Series was the following:

------------------------------------------------------------------------------------------------------------------------------------
                        1996        1995        1994     1993      1992       1991         1990      1989     1988    1987     1986
------------------------------------------------------------------------------------------------------------------------------------
Growth Series          21.48%      35.17%      (2.69%)   12.67%    9.99%      34.72%     (10.68%)   33.47%    9.07%   5.23%    5.26%
Growth-Income Series   16.98%      28.48%      (3.88%)    8.54%    5.09%      36.40%       5.29%    27.09%   18.03%   2.64%   17.62%
Money Market Series     3.95%       4.12%       2.68%     1.57%    2.25%       4.59%       6.69%     8.00%    6.16%   5.34%    5.32%
Worldwide Equity
  Series               16.26%       9.58%       1.66%    30.33%   (3.55%)      3.29%(1)    ---       ---      ---     ---      ---
High Grade Income
  Series               (1.73%)     17.11%      (7.84%)   11.43%    6.42%      15.75%       5.68%    10.79%    6.04%   1.45%    8.58%
Emerging Growth
  Series               16.88%      18.04%      (6.05%)   12.58%   24.38%(2)    ---         ---       ---      ---     ---      ---
Global Aggressive
  Bond Series          12.54%       6.90%(3)     ---      ---      ---         ---         ---       ---      ---     ---      ---
Specialized Asset
  Allocation Series    13.06%       6.40%(3)     ---      ---      ---         ---         ---       ---      ---     ---      ---
Managed Asset
  Allocation Series    11.63%       6.60%(3)     ---      ---      ---         ---         ---       ---      ---     ---      ---
Equity Income Series   18.85%      16.20%(3)     ---      ---      ---         ---         ---       ---      ---     ---      ---
High Yield Series       6.09%(4)    ---          ---      ---      ---         ---         ---       ---      ---     ---      ---
Social Awareness
  Series               17.57%      26.31%      (4.78%)   10.81%   15.12%       4.86%(1)    ---       ---      ---     ---      ---
------------------------------------------------------------------------------------------------------------------------------------
1.  From May 1, 1991 to December 31, 1991.
2.  From October 1, 1992 to December 31, 1992.
3.  From June 1, 1995 to December 31, 1995.
4.  From August 5, 1996 to December 31, 1996.
------------------------------------------------------------------------------------------------------------------------------------

     Although Variflex Contracts were not available for purchase until June 8, 1984, the underlying investment vehicle of Variflex, the SBL Fund, has been in existence since May 26, 1977. Performance information for Variflex may also include quotations of average annual total return and total return for periods, beginning prior to the availability of Variflex contracts, that incorporate the performance of the SBL Fund.

     Performance information for a Series may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), or other unmanaged indices so that investors may compare a Series' results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by The Variable Annuity Research and Data Service ("VARDS"), an independent service which monitors and ranks the performance of variable annuity issuers by investment objectives on an industry-wide basis or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Variable Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. Such investment company rating services include the following:
Lipper Analytical Services; VARDS; Morningstar, Inc.; Investment Company Data; Schabacker Investment Management; Wiesenberger Investment Companies Service; Computer Directions Advisory (CDA); and Johnson's Charts.

     Performance information for any Series reflects only the performance of a hypothetical investment in the Series during the particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Series of the Fund in which the Series of the Separate Account invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS

SECTION 401

     The applicable annual limits on purchase payments for a Contract used in connection with a retirement plan that is qualified under Section 401 of the Internal Revenue Code depend upon the type of plan. Total purchase payments on behalf of a participant to all defined contribution plans maintained by an employer are limited under Section 415(c) of the Internal Revenue Code to the lesser of (a) $30,000, or (b) 25% of the participant's annual compensation. Salary reduction contributions to a cash-or-deferred arrangement under a profit sharing plan are subject to additional annual limits. Contributions to a defined benefit pension plan are actuarially determined based upon the amount of benefits the participants will receive under the plan formula. The maximum annual benefit any individual may receive under an employer's defined benefit plan is limited under
Section 415(b) of the Internal Revenue Code. The limits determined under Section 415(b) and (c) of the Internal Revenue Code are further reduced for an individual who participates in a defined contribution plan and a defined benefit plan maintained by the same employer. Rollover contributions are not subject to the annual limitations described above.

SECTION 403(B)

     Contributions to 403(b) annuities are excludable from an employee's gross income if they do not exceed the smallest of the limits calculated under Sections 402(g), 403(b)(2), and 415 of the Code. The applicable limit will depend upon whether the annuities are purchased with employer or employee contributions. Rollover contributions are not subject to these annual limits.

     Section 402(g) generally limits an employee's salary reduction contributions to a 403(b) annuity to $9,500 a year. The $9,500 limit will be reduced by salary reduction contributions to other types of retirement plans. An employee with at least 15 years of service for a "qualified employer" (i.e., an educational organization, hospital, home health service agency, health and welfare service agency, church or convention or association of churches) generally may exceed the $9,500 limit by $3,000 per year, subject to an aggregate limit of $15,000 for all years.

     Section 403(b)(2) provides an overall limit on employer and employee salary reduction contributions that may be made to a 403(b) annuity. Section 403(b)(2) generally provides that the maximum amount of contributions an employee may exclude from his or her gross income in any taxable year is equal to the excess, if any, of:

      (i) the amount determined by multiplying 20% of the employee's includable compensation by the number of his or her years of service with the employer, over

     (ii) the total amount contributed to retirement plans sponsored by the employer, that were excludable from his gross income in prior years.

     Section 415(c) also provides an overall limit on the amount of employer and employee salary reduction contributions to a Section 403(b) annuity that will be excludable from an employee's gross income in a given year. The Section 415(c) limit is the lesser of (i) $30,000, or (ii) 25% of the employee's annual compensation.

SECTION 457

     Contributions on behalf of an employee to a Section 457 plan generally are limited to the lesser of (i) $7,500 or (ii) 33 1/3% of the employee's includable compensation. The current $7,500 limit will be indexed for inflation (in $500 increments) for tax years beginning after December 31, 1996. If the employee participates in more than one Section 457 plan, the $7,500 limit applies to contributions to all such programs. The $7,500 limit is reduced by the amount of any salary reduction contribution the employee makes to a 403(b) annuity, an IRA or a retirement plan qualified under Section 401. The Section 457 limit may be increased during the last three years ending before the employee reaches his or her normal retirement age. In each of these last three years, the plan may permit a "catch-up" amount in addition to the regular amount to be deferred. The maximum combined amount which may be deferred in each of these three years is $15,000 reduced by any amount excluded from the employee's income for the taxable year as a contribution to another plan.

ASSIGNMENT

     Variflex Contracts may be assigned by the Contractowner except when issued to plans or trusts qualified under Section 403(b) or 408 of the Internal Revenue Code or the plans of self-employed individuals (either under the HR-10 Act or later acts).

DISTRIBUTION OF THE CONTRACTS

     Subject  to  arrangements  with  SBL,   Variflex   contracts  are  sold  by
independent broker-dealers who are members of the National Association of Security Dealers, Inc., and who become licensed to sell variable annuities for SBL and by national banks. Security Distributors, Inc., acts as the principal underwriter on behalf of SBL for the distribution of the Variflex contracts.

     The Variflex offering is continuous. During the years ended December 31, 1996, 1995 and 1994, SBL received contingent deferred sales charges from Variflex as follows: $1,285,409, $1,182,820 and $881,215, respectively.

SAFEKEEPING OF VARIFLEX ACCOUNT ASSETS

     All assets of Variflex are held in the custody and safekeeping of SBL. Additional protection for such assets is offered by SBL's blanket fidelity bond presently covering all officers and employees for a total of $5,000,000 per loss.

STATE REGULATION

     As a mutual insurance company organized under the laws of Kansas, SBL (including Variflex) is subject to regulation by the Commissioner of Insurance of the State of Kansas. An annual statement is filed with the Kansas Commissioner of Insurance on or before March 1 each year covering the operations of SBL for the prior year and its financial condition on December 31 of that year. SBL is subject to a complete examination of its operations, including an examination of the liabilities and reserves of SBL and Variflex, by the Kansas Commissioner of Insurance whenever such examination is deemed necessary by the Commissioner. Such regulation and examination does not, however, involve any supervision of the investment policies applicable to Variflex.

     In addition, SBL is subject to insurance laws and regulations of the other jurisdictions in which it is or may become licensed to operate. Generally, the insurance department of any such other jurisdiction applies the laws of the state of domicile in determining permissible investments.

RECORDS AND REPORTS

     Reports concerning each Contract will be sent annually to each Contractowner. Contractowners will additionally receive annual and semiannual reports concerning SBL Fund and annual reports concerning Variflex. Contractowners will also receive confirmations of receipt of payments, changes in allocation of payments and conversion of variable Accumulation Units and variable Annuity Units.

LEGAL MATTERS

     Matters of Kansas law pertaining to the validity of the Contracts, including SBL's right to issue the Contracts under Kansas insurance law and its qualification to do so under applicable regulations issued thereunder, have been passed upon by Amy J. Lee, Associate General Counsel of SBL.

EXPERTS

     The consolidated financial statement of Security Benefit Life Insurance Company at December 31, 1996 and 1995, and for each of the three years ended December 31, 1996 and for the Variflex Separate Account for the years ended
December 31, 1996 and 1995, appearing in this Statement of Additional Information have been audited by Ernst & Young, LLP, independent auditors, as set forth in their reports thereon appearing on page 9 herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

OTHER INFORMATION

     There has been filed with the Securities and Exchange Commission ("SEC"), Washington, DC, a Registration Statement under the Securities Act of 1933, as amended, with respect to the Variflex Contracts and under the Investment Company Act of 1940, with respect to Variflex. Statements in this Prospectus relating to Variflex and the Variflex Contracts are summaries only. For further information, reference is made to the Registration Statements and the exhibits filed as parts thereof. Copies of the Variflex Contracts also will be on file with the Insurance Commissioner of each state in which SBL is authorized to issue such Contracts.

     There has also been filed with the SEC a Registration Statement with respect to SBL Fund. Further information about the Fund may be obtained from such Registration Statement.

FINANCIAL STATEMENTS

     Security Benefit Life Insurance Company's audited consolidated balance sheets as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in equity and cash flows for each of the three years ended December 31, 1996, and the financial statements of the Separate Account for the years in the period ended December 31, 1996 and 1995, are set forth herein, starting on page 9.

     The consolidated financial statements of Security Benefit Life Insurance Company, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

     The following disclosure should be read in conjunction with the financial statements of Security Benefit Life Insurance Company. On September 4, 1997
Security Benefit Life Insurance Company entered into a 100% coinsurance agreement with a third party relating to all of Security Benefit Life Insurance Company's traditional and interest sensitive life insurance business. This life insurance business comprised approximately 5% of total assets and total liabilities of the Company as of December 31, 1996.

                                    Variflex

                              Financial Statements

                     Years ended December 31, 1996 and 1995

                                    CONTENTS

Report of Independent Auditors........................................       10

Audited Financial Statements
Balance Sheet.........................................................       11
Statements of Operations and Changes in Net Asset.....................       13
Notes to Financial Statements.........................................       15

                         Report of Independent Auditors


The Contract Owners of Variflex and
The Board of Directors of Security Benefit Life Insurance Company

We have audited the accompanying balance sheet of Variflex (the Company) as of December 31, 1996, and the related statements of operations and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variflex at December 31, 1996, and the results of its operations and changes in its net assets for each of the two years in the period then ended in conformity with generally accepted accounting principles.

                                                               Ernst & Young LLP

February 7, 1997

                                    Variflex

                                  Balance Sheet

                                December 31, 1996
                             (DOLLARS IN THOUSANDS)

ASSETS
Investments:

   SBL Fund:

     Series A (Growth Series)-24,335,456 shares at net asset value
     of $24.31 per share (cost, $491,521).........................    $  591,595

     Series B (Growth-Income Series)-25,054,388 shares at net asset
     value of $35.40 per share (cost, $773,880)...................       886,925

     Series C (Money Market Series)-7,202,675 shares at net asset
     value of $12.56 per share (cost, $90,317)....................        90,466

     Series D (Worldwide Equity Series)-36,359,956 shares at net asset
     value of $6.14 per share (cost, $200,363).....................      223,250

     Series E (High Grade Income Series)-9,165,850 shares at net asset
     value of $12.00 per share (cost, $112,408)....................      109,990

     Series J (Emerging Growth Series)-7,055,809 shares at net asset
     value of $18.25 per share (cost, $114,558)....................      128,769

     Series K (Global Aggressive Bond Series)-543,779 shares at net
     asset value of $10.72 per share (cost, $5,880)................        5,829

     Series M (Specialized Asset Allocation Series)-1,803,897 shares
     at net asset value of $12.05 per share (cost, $19,971)........       21,737

     Series N (Managed Asset Allocation Series)-994,920 shares at net
     asset value of $12.02 per share (cost, $10,791)...............       11,959

     Series O (Equity Income Series)-2,684,197 shares at net asset value
     of $14.01 per share (cost, $33,684)...........................       37,606

     Series S (Social Awareness Series)-2,796,723 shares at net asset
     value of $19.08 per share (cost, $43,382).....................       53,361
                                                                      ----------
Total assets                                                          $2,161,487
                                                                      ==========

LIABILITIES AND NET ASSETS

Mortality guarantee payable                                           $       37
Net assets are represented by (NOTE 3):--------------------------
                                       NUMBER    UNIT
                                     OF UNITS    VALUE    AMOUNT
                                     ----------------------------
   Growth Series:

     Accumulation units.............12,885,505  $45.75   $589,560
     Annuity reserves...............    44,385   45.75      2,031        591,591
                                               ------------------
   Growth-Income Series:

     Accumulation units.............18,986,176   46.58    884,317
     Annuity reserves...............    56,114   46.58      2,614        886,931
                                               ------------------
   Money Market Series:

     Accumulation units............. 4,933,370   18.26     90,095
     Annuity reserves...............    20,313   18.26        371         90,466
                                               ------------------
   Worldwide Equity Series:

     Accumulation units.............15,365,862   14.51    222,983
     Annuity reserves...............    18,348   14.51        266        223,249
                                               ------------------
   High Grade Income Series:

     Accumulation units............. 5,051,175   21.68    109,531
     Annuity reserves...............    21,148   21.68        459        109,990
                                               ------------------
   Emerging Growth Series:

     Accumulation units............. 7,123,183   18.03    128,442
     Annuity reserves...............    18,109   18.03        326        128,768
                                               ------------------
   Global Aggressive Bond Series:

     Accumulation units.............   485,157   12.00      5,823
     Annuity reserves...............       480   12.00          6          5,829
                                               ------------------
   Specialized Asset Allocation Series:

     Accumulation units............. 1,806,999   12.00     21,692
     Annuity reserves...............     3,738   12.00         45         21,737
                                               ------------------
   Managed Asset Allocation Series:

     Accumulation units............. 1,000,455   11.87     11,880
     Annuity reserves...............     6,665   11.87         79         11,959
                                               ------------------
   Equity Income Series:

     Accumulation units............. 2,727,172   13.78     37,586
     Annuity reserves...............     1,466   13.78         20         37,606
                                               ------------------
   Social Awareness Series:

     Accumulation units............. 2,829,942   18.74     53,021
     Annuity reserves...............    16,185   18.74        303         53,324
                                               ------------------
                                                              ==================
Total liabilities and net assets....                                  $2,161,487
                                                              ==================

SEE ACCOMPANYING NOTES.

                                    Variflex

                Statement of Operations and Changes in Net Assets

                          Year ended December 31, 1996
                                 (IN THOUSANDS)

                                                             HIGH
                                GROWTH-  MONEY   WORLDWIDE   GRADE   EMERGING
                       GROWTH   INCOME   MARKET   EQUITY    INCOME    GROWTH
                       SERIES   SERIES   SERIES   SERIES    SERIES    SERIES
                       ---------------------------------------------------------

Dividend
distributions......... $ 4,003   $ 17,133   $ 3,780   $ 6,404    $ 6,701  $  202
Expenses (NOTE 2):
 Mortality and
 expense risk fee.....  (6,014)    (9,988)   (1,246)  (2,420)   (1,368)  (1,367)
 Administrative fee...    (369)    (1,399)     (122)     (69)     (267)     (22)
                       ---------------------------------------------------------
Net investment
income (loss).........  (2,380)     5,746     2,412    3,915      5,066  (1,187)

Capital gains
distributions.........   24,782    82,844        -     6,043        -      4,663
Realized gain
on investments........   29,813    41,904       785    7,793        459   11,087
Unrealized appreciation
(depreciation) on
 investments..........   40,511    (5,823)      488   10,720     (8,258)   2,657
                       ---------------------------------------------------------
Net realized and
unrealized gain (loss)
on investments........   95,106    118,925    1,273   24,556     (7,799)  18,407
                       ---------------------------------------------------------
Net increase (decrease)
in net assets resulting
from operations.......   92,726    124,671    3,685   28,471     (2,733)  17,220

Net assets at
beginning of year....   436,043    745,482   78,686  167,450    116,344   87,329
Variable annuity deposits
(NOTES 2 AND 3)......   205,769    161,528   213,354  73,798     45,516   63,675
Terminations and withdrawal
(NOTES 2 AND 3)......  (142,679)  (144,272) (204,943) (46,433) (48,977) (39,303)
Annuity payments
(NOTES 2 AND 3)......      (255)     (478)      (316)     (33)    (161)    (152)
Net mortality
guarantee transfer...       (13)       -          -        (4)        1      (1)
                      ==========================================================
Net assets at
end of year..........   $591,591  $886,931  $90,466  $223,249  $109,990 $128,768
                      ==========================================================


                        GLOBAL      SPECIALIZED    MANAGED
                       AGGRESSIVE     ASSET         ASSET     EQUITY    SOCIAL
                         BOND       ALLOCATION   ALLOCATION   INCOME   AWARENESS
                        SERIES        SERIES       SERIES     SERIES    SERIES
                       ---------------------------------------------------------
Dividend
distributions.........  $  385      $  186        $  57        $ 66      $ 206
Expenses (NOTE 2):
 Mortality and
 expense risk fee.....     (49)       (197)      (110)       (287)      (539)
 Administrative fee...     (10)        (15)        (9)        (40)       (29)
                       ---------------------------------------------------------
Net investment
income (loss).........      326        (26)       (62)       (261)      (362)

Capital gains
distributions.........       64          86         12           4       1,068
Realized gain
on investments........      165         381        182       1,234       2,212
Unrealized appreciation
(depreciation) on           (60)      1,512        911       3,221       3,689
 investments
                       ---------------------------------------------------------
Net realized and
unrealized gain (loss)
on investments........      169       1,979      1,105       4,459      6,969
                       ---------------------------------------------------------
Net increase (decrease)
in net assets resulting
from operations.......      495       1,953      1,043       4,198      6,607

Net assets at
beginning of year....     2,188       9,689      5,590       9,755     35,596
Variable annuity deposits
(NOTES 2 AND 3)......     5,122      13,786      6,553      29,396     16,769
Terminations and withdrawal
(NOTES 2 AND 3)......    (1,974)     (3,686)    (1,220)     (5,738)   (5,604)
Annuity payments
(NOTES 2 AND 3)......        (2)         (2)        (5)         (3)       (7)
Net mortality
guarantee transfer...         -          (3)        (2)         (2)      (37)
                       =========================================================
Net assets at
end of year..........    $ 5,829     $21,737    $11,959     $37,606   $53,324
                       =========================================================

SEE ACCOMPANYING NOTES.

                                    Variflex

                Statement of Operations and Changes in Net Assets

                          Year ended December 31, 1995
                                 (IN THOUSANDS)

                                                              HIGH
                                  GROWTH-  MONEY   WORLDWIDE  GRADE   EMERGING
                         GROWTH   INCOME   MARKET   EQUITY    INCOME   GROWTH
                         SERIES   SERIES   SERIES   SERIES    SERIES   SERIES
                      ----------------------------------------------------------
Dividend
distributions.........  $ 2,960  $ 11,576  $ 3,092  $  27    $ 7,165    $  -
Expenses (NOTE 2):
   Mortality and
   expense risk fee...  (4,280)   (7,839)   (921)  (1,848)   (1,330)    (935)
   Administrative fee.    (340)   (1,520)   (136)     (73)     (303)     (21)
                      ----------------------------------------------------------
Net investment
income (loss).........  (1,660)    2,217    2,035  (1,894)     5,532     (956)

Capital gains
distributions.........   12,476      -        -     1,732        -         -
Realized gain (loss)
on investments........    1,019   16,514    1,623   3,960     (6,221)    2,488
Unrealized appreciation
(depreciation) on        92,456  141,783    (700)  11,265      17,866   10,991
 investments
                       ---------------------------------------------------------
Net realized and unrealized
gain on investments..   105,951  158,297     923   16,957      11,645   13,479
                       ---------------------------------------------------------

Net increase in net assets
resulting from
   operations.......    104,291  160,514    2,958  15,063      17,177   12,523

Net assets at
beginning of year....   260,963  555,314  102,451  139,186    100,185   67,668
Variable annuity deposits
(NOTES 2 AND 3)......   156,379  132,721  132,678   70,832     50,070   39,149
Terminations and withdrawals
(NOTES 2 AND 3)......  (85,337) (102,434)(159,213) (57,355)   (50,939) (31,968)
Annuity payments
(NOTES 2 AND 3)......     (264)    (642)     (189)    (277)     (149)     (44)
Net mortality
guarantee transfer...        11        9        1         1         -        1
                      ==========================================================
Net assets at
end of year..........  $436,043  $745,482  $78,686  $167,450  $116,344  $87,329
                      ==========================================================


                          GLOBAL    SPECIALIZED   MANAGED
                        AGGRESSIVE    ASSET        ASSET      EQUITY    SOCIAL
                           BOND     ALLOCATION   ALLOCATION   INCOME   AWARENESS
                          SERIES      SERIES      SERIES      SERIES    SERIES
                       ---------------------------------------------------------
Dividend
distributions.........   $  100       $   -       $   -     $   -       $  154
Expenses (NOTE 2):
   Mortality and
   expense risk fee...      (10)         (32)       (25)      (28)        (350)
   Administrative fee.       (3)          (6)        (2)      (11)         (27)
                       ---------------------------------------------------------
Net investment
income (loss).........       87          (38)       (27)      (39)        (223)

Capital gains
distributions.........        9          -            -         -           -
Realized gain (loss)
on investments........        7          44          11        60         1,049
Unrealized appreciation
(depreciation) on             9         254         257       701         5,855
 investments
                       ---------------------------------------------------------
Net realized and unrealized
gain on investments..        25         298         268       761         6,904
                       ---------------------------------------------------------

Net increase in net assets
resulting from
   operations.......        112         260         241       722         6,681

Net assets at
beginning of year....        -           -           -          -        23,889
Variable annuity deposits
(NOTES 2 AND 3)......      2,207      9,955        5,539     9,395        9,024
Terminations and withdrawals
(NOTES 2 AND 3)......      (130)      (526)        (182)     (362)      (3,992)
Annuity payments
(NOTES 2 AND 3)......        (1)        -            (1)        -           (6)
Net mortality
guarantee transfer...         -         -            (7)        -            -
                      ==========================================================
Net assets at
end of year.........      $2,188     $9,689      $5,590      $9,755     $35,596
                      ==========================================================

SEE ACCOMPANYING NOTES.

                                    Variflex

                          Notes to Financial Statements

                           December 31, 1996 and 1995

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Variflex (the Account) is a separate account of Security Benefit Life Insurance Company (SBL). The Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended. Deposits received by the Account are invested in the SBL Fund, a mutual fund not otherwise available to the public. As directed by the owners, amounts deposited may be invested in shares of Series A (Growth Series - emphasis on capital appreciation), Series B (Growth-Income Series - emphasis on capital appreciation with secondary emphasis on income), Series C (Money Market Series - emphasis on capital preservation while generating interest income), Series D (Worldwide Equity Series - emphasis on long-term capital growth through investment in foreign and domestic common stocks and equivalents), Series E (High Grade Income Series emphasis on current income with security of principal), Series J (Emerging Growth Series - emphasis on capital appreciation), Series K (Global Aggressive Bond Series emphasis on high current income with secondary emphasis on capital appreciation), Series M (Specialized Asset Allocation Series - emphasis on high total return consisting of capital appreciation and current income), Series N (Managed Asset Allocation Series - emphasis on high level of total return), Series O (Equity Income Series
- emphasis on substantial dividend income and capital appreciation) and Series S (Social Awareness Series - emphasis on high total return).

Under the terms of the investment advisory contracts, portfolio investments of the underlying mutual fund are made by Security Management Company, LLC (SMC), which is owned 50% by SBL and 50% by Security Benefit Group, Inc. (SBG), a wholly-owned subsidiary of SBL. SMC has engaged Lexington Management Corporation to provide sub-advisory services for the Worldwide Equity Series and Global Aggressive Bond Series and has engaged T. Rowe Price Associates, Inc. to provide sub-advisory services for the Managed Asset Allocation Series and the Equity Income Series. SMC has also entered into agreements with Templeton Quantitative Advisors, Inc. and Meridian Investment Management Corporation to provide certain quantitative research services with respect to the Specialized Asset Allocation Series.

INVESTMENT VALUATION

Investments in mutual fund shares are carried in the balance sheet at market value (net asset value of the underlying mutual fund). The first-in, first-out cost method is used to determine gains and losses. Security transactions are accounted for on the trade date.

                                    Variflex

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The cost of investments purchased and proceeds from investments sold were as follows:

                               1996                            1995
                     ----------------------------------------------------------
                      COST OF      PROCEEDS FROM      COST OF      PROCEEDS FROM
                      PURCHASES         SALES         PURCHASES         SALES
                      ---------------------------------------------------------
                                              (IN THOUSANDS)

Growth Series.........  $247,011        $161,782        $177,876       $  96,275
Growth-Income Series..   270,233         164,899         152,642         120,749
Money Market Series...   122,800         112,293         139,143         163,831
Worldwide Equity
Series................    89,191          51,904          74,933          61,894
High Grade
Income Series.........    55,000          53,555          59,080          54,565
Emerging Growth
Series................    70,096          42,400          40,723          34,541
Global Aggressive
Bond Series...........     5,717           2,181           3,363           1,191
Specialized Asset
Allocation Series.....    14,523           4,368          11,354           1,963
Managed Asset
Allocation Series.....     6,962           1,693           5,594             265
Equity Income Series..    30,483           7,088           9,546             551
Social Awareness
Series.................   18,705           6,841           9,710           4,907

SBG's investment in the subaccounts represented the following number of units and contract value of Variflex contracts owned at December 31, 1996 (DOLLARS IN THOUSANDS):

                                       NUMBER OF UNITS            CONTRACT VALUE
                                      ------------------------------------------

Global Aggressive Bond Series........          99,992                    $1,200
Managed Asset Allocation Series......         230,000                     2,730

ANNUITY RESERVES

Annuity reserves relate to contracts that have matured and are in the payout stage. Such reserves are computed on the basis of published mortality tables using assumed interest rates that will provide reserves as prescribed by law. In cases where the payout option selected is life contingent, SBL periodically recalculates the required annuity reserves, and any resulting adjustment is either charged or credited to SBL and not to the Account.

                                    Variflex

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REINVESTMENT OF DIVIDENDS

Dividend and capital gains distributions paid by the mutual fund to the Account are reinvested in additional shares of each respective Series. Dividend income and capital gains distributions are recorded as income on the ex-dividend date.

FEDERAL INCOME TAXES

Under current law, no federal income taxes are payable with respect to the Account.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  VARIABLE ANNUITY CONTRACT CHARGES

SBL deducts an administrative fee of $30 per year for each contract, except for certain contracts based on a minimum account value and the period of time the contract has been in force. Mortality and expense risks assumed by SBL are compensated for by a fee equivalent to an annual rate of 1.2% of the asset value of each contract, of which 0.7% is for assuming mortality risks and the remainder is for assuming expense risks.

When applicable, an amount for state premium taxes is deducted as provided by pertinent state law, either from the purchase payments or from the amount applied to effect an annuity at the time annuity payments commence.

A contingent deferred sales charge is assessed by SBL against certain withdrawals during the first eight years of the contract, declining from 8% in the first year to 1% in the eighth year. Such surrender charges and other contract charges totaled $1,285,380 and $1,182,819 during 1996 and 1995, respectively.

                                    Variflex

3.  SUMMARY OF UNIT TRANSACTIONS

                                                              UNITS
                                               ---------------------------------
                                                        1996            1995
                                               ---------------------------------
                                                           (IN THOUSANDS)
Growth Series:

   Variable annuity deposits...................        4,887           4,863
   Terminations, withdrawals
     and annuity payments......................        3,508           2,655
Growth-Income Series:

   Variable annuity deposits...................        3,756           3,787
   Terminations, withdrawals
     and annuity payments......................        3,412           2,989
Money Market Series:

   Variable annuity deposits...................        11,926           7,695
   Terminations, withdrawals and
     annuity payments..........................        11,446           9,288
Worldwide Equity Series:

   Variable annuity deposits...................         5,428           6,154
   Terminations, withdrawals and
     annuity payments..........................         3,434           4,955
High Grade Income Series:

   Variable annuity deposits...................         2,124           2,466
   Terminations, withdrawals and
     annuity payments..........................         2,314           2,514
Emerging Growth Series:

   Variable annuity deposits...................         3,810           2,712
   Terminations, withdrawals and
     annuity payments..........................         2,316           2,231
Global Aggressive Bond Series:

   Variable annuity deposits...................           455             218
   Terminations, withdrawals and
     annuity payments..........................           174              13
Specialized Asset Allocation Series:

   Variable annuity deposits...................          1,233             962
   Terminations, withdrawals and
     annuity payments..........................            333              51
Managed Asset Allocation Series:

   Variable annuity deposits...................            594             543
   Terminations, withdrawals and
     annuity payments..........................            112              18

Equity Income Series:
   Variable annuity deposits...................          2,346             873
   Terminations, withdrawals and
     annuity payments..........................            456              34

Social Awareness Series:
   Variable annuity deposits...................            939             626
   Terminations, withdrawals and
     annuity payments..........................            322             285

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                    CONTENTS

Report of Independent Auditors...........................................   20


Audited Consolidated Financial Statements
     Consolidated Balance Sheets.........................................   21
     Consolidated Statements of Income...................................   23
     Consolidated Statements of Changes in Equity........................   24
     Consolidated Statements of Cash Flows...............................   25
     Notes to Consolidated Financial Statements..........................   27

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Security Benefit Life Insurance Company

We have audited the accompanying consolidated balance sheets of Security Benefit Life Insurance Company and Subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Benefit Life Insurance Company and Subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in NOTE 1 to the consolidated financial statements, in 1996, the Company adopted certain accounting changes to conform with generally accepted accounting principles for mutual life insurance enterprises and retroactively restated the 1994 and 1995 financial statements for the change. Also, as discussed in NOTE 1 to the consolidated financial statements, the Company changed its method of accounting for debt securities as of January 1, 1994.

                                                             Ernst & Young LLP

February 7, 1997

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31
                                                        1996             1995*
                                                    ----------------------------
                                                            (IN THOUSANDS)
ASSETS
Investments:
   Securities available-for-sale, at
   fair value (NOTES 2 AND 9):
     Fixed maturities..............................   $1,805,066    $1,778,370
     Equity securities ............................       89,188        21,880
   Fixed maturities held-to-maturity, at
   amortized cost (NOTE 2).........................      528,045       536,137
   Mortgage loans..................................       66,611        74,342
   Real estate.....................................        4,000         5,864
   Policy loans....................................      106,822       100,452
   Short-term investments..........................            -           992
   Cash and cash equivalents.......................        8,310        16,788
   Other invested assets...........................       40,531        37,769
                                                    ---------------------------
Total investments..................................    2,648,573     2,572,594

Premiums deferred and uncollected..................          149           574
Accrued investment income..........................       32,161        30,623
Accounts receivable................................        4,256         3,064
Reinsurance recoverable (NOTE 4)...................       92,197        78,877
Notes receivable...................................          110           147
Property and equipment, net........................       18,592        18,884
Deferred policy acquisition costs (NOTE 1).........      216,918       186,940
Other assets.......................................       24,680        36,221
Separate account assets (NOTE 10)..................    2,802,927     2,065,306
                                                    ---------------------------
                                                      $5,840,563    $4,993,230
                                                    ===========================

                                                             DECEMBER 31
                                                          1996          1995*
                                                       -------------------------
                                                            (IN THOUSANDS)
LIABILITIES AND EQUITY
Liabilities:
   Policy reserves and annuity account values........  $2,497,998    $2,495,113
   Policy and contract claims........................      10,607        10,571
   Other policyholder funds..........................      24,073        21,305
   Accounts payable and accrued expenses.............      18,003        13,609
   Income taxes payable (NOTE 5):
     Current.........................................       6,686        10,371
     Deferred........................................      54,847        53,659
   Long-term debt (NOTE 8)...........................      65,000             -
   Other liabilities.................................      11,990        11,619
   Separate account liabilities......................   2,793,911     2,051,292
                                                       -------------------------
Total liabilities....................................   5,483,115     4,667,539




Equity:
   Retained earnings.................................     357,927       314,084
   Unrealized appreciation (depreciation)
   of securities
     available-for-sale, net.........................        (479)       11,607
                                                     ---------------------------
Total equity.........................................     357,448       325,691
                                                     ===========================
                                                       $5,840,563    $4,993,230
                                                     ===========================

*As restated

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                   DECEMBER 31
                                                                     1996              1995*             1994*
                                                              ------------------------------------------------------
                                                                                 (IN THOUSANDS)

Revenues:
   Insurance premiums and other considerations...........            $28,848           $49,608          $55,148
   Net investment income.................................            192,636           179,940          166,857
   Asset based fees......................................             55,977            40,652           33,809
   Other product charges.................................             10,470            10,412            7,335
   Realized gains (losses) on investments................               (244)            3,876              134
   Other revenues........................................             20,033            22,164           27,241
                                                              ------------------------------------------------------
Total revenues...........................................            307,720           306,652          290,524

Benefits and expenses:
   Annuity and interest sensitive life benefits:
     Interest credited to account balances...............            108,705           113,700          103,087
     Benefit claims in excess of account balances........              7,541             6,808            7,145
   Traditional life insurance benefits...................              6,474             7,460            6,203
   Supplementary contract payments.......................             11,121            11,508           11,286
   Increase in traditional life reserves.................              8,580            13,212           12,977
   Dividends to policyholders............................              2,374             2,499            2,669
   Other benefits........................................             20,790            22,379           29,924
                                                              ------------------------------------------------------
Total benefits...........................................            165,585           177,566          173,291

Commissions and other operating expenses.................             45,539            46,233           39,998
Amortization of deferred policy acquisition costs........             25,930            26,628           24,674
Other expenses...........................................              1,667             1,099              785
Interest expense.........................................              4,285                 7              630
                                                              ------------------------------------------------------
Total benefits and expenses..............................            243,006           251,533          239,378
                                                              ------------------------------------------------------

Income before income taxes...............................             64,714            55,119           51,146
Income taxes (NOTE 5)....................................             20,871            17,927           17,129
                                                              ------------------------------------------------------
Net income...............................................            $43,843           $37,192          $34,017
                                                              ======================================================

*As restated

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

                                                                                   DECEMBER 31
                                                                     1996              1995*             1994*
                                                              ------------------------------------------------------
                                                                                 (IN THOUSANDS)
Retained earnings:
   Beginning of year, as previously reported.............           $207,669          $150,726         $128,785
   Cumulative effect of change in accounting principle...            106,415           126,166          114,090
                                                              ------------------------------------------------------

   Beginning of year, as restated........................            314,084           276,892          242,875
   Net income............................................             43,843            37,192           34,017
                                                              ------------------------------------------------------
   End of year...........................................            357,927           314,084          276,892

Unrealized appreciation (depreciation)
  of securities available-for-sale, net:
     Beginning of year...................................             11,607           (48,466)         (10,034)
     Cumulative effect of change in accounting principle
       (NOTE 1)..........................................                  -                 -           10,733
     Change in unrealized appreciation (depreciation) of
       securities available-for-sale, net................            (12,086)           60,073          (49,165)
                                                              ------------------------------------------------------
     End of year.........................................               (479)           11,607          (48,466)
                                                              ------------------------------------------------------
Total equity.............................................           $357,448          $325,691         $228,426
                                                              ======================================================

*As restated

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   DECEMBER 31
                                                                     1996               1995*             1994*
                                                              ------------------------------------------------------
                                                                                 (IN THOUSANDS)
OPERATING ACTIVITIES
Net income...............................................              $43,843          $37,192           $34,017
Adjustments to reconcile net income to net cash provided
   by operating activities:
     Annuity and interest sensitive life products:
       Interest credited to account balances.............              108,705          113,700           103,087
       Charges for mortality and administration..........              (13,115)         (16,585)          (17,000)
     Decrease (increase) in traditional life policy
       reserves..........................................               10,697            2,142            (5,950)
     Increase in accrued investment income...............               (1,538)          (4,573)             (567)
     Policy acquisition costs deferred...................              (36,865)         (33,021)          (38,737)
     Policy acquisition costs amortized..................               25,930           26,628            24,674
     Accrual of discounts on investments.................               (3,905)          (3,421)           (3,588)
     Amortization of premiums on investments.............               11,284            9,782            15,726
     Provision for depreciation and amortization.........                3,748            3,750             3,201
     Other...............................................               (3,379)          (4,225)            2,511
                                                              ------------------------------------------------------
Net cash provided by operating activities................              145,405          131,369           117,374

INVESTING ACTIVITIES
Sale, maturity or repayment of investments:
   Fixed maturities available-for-sale...................              870,240          517,480           318,252
   Fixed maturities held-to-maturity.....................               58,874           59,873           147,043
   Equity securities available-for-sale..................                8,857           10,242             3,830
   Mortgage loans........................................               12,545           23,248            21,096
   Real estate...........................................                2,935            3,173             2,782
   Short-term investments................................               20,069          229,871           834,082
   Other invested assets.................................                6,224           22,839             6,748
                                                              ------------------------------------------------------
                                                                       979,744          866,726         1,333,833
Acquisition of investments:
   Fixed maturities available-for-sale...................             (936,376)        (591,121)         (552,433)
   Fixed maturities held-to-maturity.....................              (52,422)        (125,276)          (56,398)
   Equity securities available-for-sale..................              (68,222)         (19,500)           (4,627)
   Mortgage loans........................................               (4,538)          (4,179)          (34,260)
   Real estate...........................................               (2,637)          (1,511)             (554)
   Short-term investments................................              (19,070)        (180,259)         (854,833)
   Other invested assets.................................               (3,712)         (31,861)          (18,581)
                                                              ------------------------------------------------------
                                                                    (1,086,977)        (953,707)       (1,521,686)

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES


                                                                                   DECEMBER 31
                                                                     1996              1995*              1994*
                                                              ------------------------------------------------------
                                                                                 (IN THOUSANDS)

INVESTING ACTIVITIES (CONTINUED)
Other investing activities:
   Purchase of property and equipment....................              $(1,879)         $(2,036)          $(2,932)
   Net increase in policy loans..........................               (6,370)          (8,058)           (5,569)
   Net cash transferred per coinsurance agreement........                    -          (16,295)                -
                                                              ------------------------------------------------------
Net cash used in investing activities....................             (115,482)        (113,370)         (196,354)

FINANCING ACTIVITIES
Issuance of long-term debt...............................               65,000                -                 -
Annuity and interest sensitive life products:
   Deposits credited to account balances.................              705,118          509,183           553,542
   Withdrawals from account balances.....................             (808,519)        (526,509)         (466,760)
                                                              ------------------------------------------------------
Net cash provided by (used in) financing activities......              (38,401)         (17,326)           86,782
                                                              ------------------------------------------------------

Increase (decrease) in cash and cash equivalents.........               (8,478)             673             7,802
Cash and cash equivalents at beginning of year...........               16,788           16,115             8,313
                                                              ------------------------------------------------------
Cash and cash equivalents at end of year.................               $8,310          $16,788           $16,115
                                                              ======================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
   Interest..............................................               $2,966             $120              $157
                                                              ======================================================

   Income taxes..........................................              $16,213          $11,551           $14,634
                                                              ======================================================

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
   FINANCING ACTIVITIES
Conversion of mortgage loans to real estate owned........                 $844               $-            $2,350
                                                              ======================================================

*As restated

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

1.  SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Security Benefit Life Insurance Company (SBL or the Company) is a Kansas-domiciled mutual life insurance company whose insurance operations are licensed to sell insurance products in 50 states. The Company offers a diversified portfolio of individual and group annuities, ordinary life and mutual fund products through multiple distribution channels. In recent years, the Company's new business activities have increasingly been concentrated in the individual flexible premium variable annuity markets.

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared on the basis of generally accepted accounting principles (GAAP). Prior to 1996, the Company prepared its financial statements in conformity with accounting practices prescribed or permitted by the Kansas Insurance Department, which practices were considered GAAP for mutual life insurance companies and their stock life insurance subsidiaries. Financial Accounting Standards Board (FASB) Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises," as amended, which is effective for 1996 annual financial statements and thereafter, no longer permits statutory-basis financial statements to be described as being prepared in conformity with GAAP. Accordingly, the Company has adopted GAAP, including
Statement of Financial Accounting Standards (SFAS) No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts," and Statement of Position 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises," which address the accounting for long-duration and short-duration insurance and reinsurance contracts, including all participating business.

Pursuant to the requirements of FASB Interpretation No. 40 and SFAS No. 120, the effect of the changes in accounting have been applied retroactively, and the previously issued 1995 and 1994 financial statements have been restated for the change. The effect of the changes applicable to years prior to January 1, 1994 has been presented as a restatement of retained earnings as of that date. The adoption had the effect of increasing net income for 1996, 1995 and 1994 by approximately $5,897,000, $8,436,000 and $6,663,000, respectively.

The consolidated financial statements include the operations and accounts of Security Benefit Life Insurance Company and the following wholly-owned subsidiaries: Security Benefit Group, Inc., First Security Benefit Life Insurance and Annuity Company of New York, Security

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management Company, LLC, Security Distributors, Inc., Security Benefit Academy, Inc., First Advantage Insurance Agency, Inc. and Creative Impressions, Inc. Significant intercompany transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ACCOUNTING CHANGE

Prior to January 1, 1994, fixed maturities were reported at cost, adjusted for amortization of premiums and accrual of discounts. Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that fixed maturities are to be classified as either held-to-maturity, trading or available-for-sale. Equity securities are to be classified as either available-for-sale or trading. The adoption had no effect on net income and resulted in an increase in equity at January 1, 1994 of $10,733,000, net of the related effect of deferred policy acquisition costs and deferred income taxes.

INVESTMENTS

Fixed maturities have been classified as either held-to-maturity or available-for-sale. Fixed maturities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accrual of discounts. Such amortization and accrual on these securities are included in investment income. Fixed maturities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale fixed maturities are stated at fair value with the unrealized appreciation or depreciation, net of adjustment of deferred policy acquisition costs and deferred income taxes, reported in a separate component of equity and, accordingly, have no effect on net income. The DPAC offsets to the unrealized appreciation or depreciation represent valuation adjustments or restatements of DPAC that would have been required as a charge or credit to operations had such unrealized amounts been realized. The amortized cost of fixed maturities classified as available-for-sale is adjusted for amortization of premiums and accrual of discounts. Premiums and discounts are recognized over the estimated lives of the assets adjusted for prepayment activity.

Equity securities consisting of common stocks, mutual funds and nonredeemable preferred stock are carried at fair value and are reported in accordance with SFAS No. 115. Mortgage loans and short-term investments are reported at cost, adjusted for amortization of premiums and accrual of

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

discounts. Real estate investments are carried at the lower of depreciated cost or estimated realizable value. Policy loans are reported at unpaid principal. Investments accounted for by the equity method include investments in, and advances to, various joint ventures and partnerships. Realized gains and losses on sales of investments are recognized in revenues on the specific identification method.

The carrying amounts of all the Company's investments are reviewed on an ongoing basis. If this review indicates a decline in value that is other than temporary for any investment, the amortized cost of the investment is reduced to its fair value. Such reductions in carrying amount are recognized as realized losses in the determination of net income.

The Company's principal objective in holding derivatives for purposes other than trading is asset-liability management. The operations of the Company are subject to risk of interest rate fluctuations to the extent that there is a difference between the amount of the Company's interest-earning assets and interest-bearing liabilities that reprice or mature in specified periods. The principal objective of the Company's asset-liability management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Company. To achieve that objective, the Company uses financial futures instruments and interest rate exchange agreements. Financial futures contracts are commitments to either purchase or sell a financial instrument at a specific future date for a specified price and may be settled in cash or through delivery of the financial instrument. Interest rate exchange agreements generally involve the exchange of fixed and floating rate interest payments without an exchange of the underlying principal.

Interest rate exchange agreements are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income as incurred.

Gains and losses on those instruments are included in the carrying amount of the underlying hedged investments, or anticipated investment transactions, and are amortized over the remaining lives of the hedged investments as adjustments to investment income. Any unamortized gains or losses are recognized when the underlying investments are sold.

DEFERRED POLICY ACQUISITION COSTS

To the extent recoverable from future policy revenues and gross profits, commissions and other policy-issue, underwriting and marketing costs incurred to acquire or renew traditional life insurance, interest sensitive life and deferred annuity business that vary with and are primarily related to the production of new and renewal business have been deferred.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Traditional life insurance deferred policy acquisition costs are being amortized in proportion to premium revenues over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.

For interest sensitive life and deferred annuity business, deferred policy acquisition costs are amortized in proportion to the present value (discounted at the crediting rate) of expected gross profits from investment, mortality and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers certificates of deposits with original maturities of 90 days or less to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment, including real estate, furniture and fixtures, and data processing hardware and related systems, are recorded at cost, less accumulated depreciation. The provision for depreciation of property and equipment is computed using the straight-line method over the estimated lives of the related assets.

SEPARATE ACCOUNTS

The separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for the benefit of contractholders who bear the investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to separate account assets and liabilities, to the extent of benefits paid or provided to the separate account contractholders, are excluded from the amounts reported in the consolidated statements of income. Investment income and gains or losses arising from separate accounts accrue directly to the contractholders and are, therefore, not included in investment earnings in the accompanying statements of income. Revenues to the Company from separate accounts consist principally of contract maintenance charges, administrative fees, and mortality and expense risk charges.

POLICY RESERVES AND ANNUITY ACCOUNT VALUES

The liabilities for future policy benefits for traditional life and reinsurance products are computed using a net level premium method, including assumptions as to investment yields, mortality, withdrawals, and other assumptions that approximate expected experience.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liabilities for future policy benefits for interest sensitive life and deferred annuity products represent accumulated contract values without reduction for potential surrender charges and deferred front-end contract charges that are amortized over the life of the policy. Interest on accumulated contract values is credited to contracts as earned. Crediting rates ranged from 3.5% to 7.25% during 1996, 4.0% to 7.75% during 1995, and 4.5% to 7.75% during 1994.

INCOME TAXES

Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under that method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax expenses or credits reflected in the Company's statements of income are based on the changes in deferred tax assets or liabilities from period to period (excluding the SFAS No. 115 adjustment, which is charged or credited directly to equity).

RECOGNITION OF REVENUES

Traditional life insurance products include whole life insurance, term life insurance and certain annuities. Premiums for these traditional products are recognized as revenues when due. Revenues from interest sensitive life insurance products and deferred annuities consist of policy charges for the cost of insurance, policy administration charges and surrender charges assessed against contractholder account balances during the period.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash, certificates of deposits and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

     Investment securities: Fair values for fixed maturities are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services or estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

     Mortgage loans and policy loans: Fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses based on interest rates currently being offered

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

     Investment-type contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using the assumption reinsurance method, whereby the amount of statutory profit the assuming company would realize from the business is calculated. Those amounts are then discounted at a rate of return commensurate with the rate presently offered by the Company on similar contracts.

     Long-term debt: Fair values for long-term debt are estimated using discounted cash flow analyses based on current borrowing rates available for similar types of borrowing arrangements.

2.  INVESTMENTS

Information as to the amortized cost, gross unrealized gains and losses, and fair values of the Company's portfolio of fixed maturities and equity securities at December 31, 1996 and 1995 is as follows:

                                                                            DECEMBER 31, 1996
                                                   -----------------------------------------------------------------
                                                                        GROSS           GROSS
                                                        AMORTIZED    UNREALIZED       UNREALIZED
                                                          COST          GAINS           LOSSES        FAIR VALUE
                                                   -----------------------------------------------------------------
                                                                            (IN THOUSANDS)

AVAILABLE-FOR-SALE
U.S. Treasury securities and obligations of U.S.
   government corporations and agencies..........        $173,884           $414         $1,431          $172,867
Obligations of states and political subdivisions.          23,244            361            705            22,900
Special revenue and assessment...................             330              -              -               330
Corporate securities.............................         863,124         13,758         18,651           858,231
Mortgage-backed securities.......................         627,875          9,091          9,308           627,658
Asset-backed securities..........................         122,523            832            275           123,080
                                                   =================================================================

Total fixed maturities...........................      $1,810,980        $24,456        $30,370        $1,805,066
                                                   =================================================================

Equity securities................................         $86,991         $2,422           $225           $89,188
                                                   =================================================================

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

2.  INVESTMENTS (CONTINUED)

                                                                            DECEMBER 31, 1996
                                                   -----------------------------------------------------------------
                                                                        GROSS           GROSS
                                                        AMORTIZED    UNREALIZED       UNREALIZED
                                                          COST          GAINS           LOSSES        FAIR VALUE
                                                   -----------------------------------------------------------------
                                                                            (IN THOUSANDS)

HELD-TO-MATURITY
Obligations of states and political subdivisions.         $81,791           $463         $1,036           $81,218
Special revenue and assessment...................             420              -              -               420
Corporate securities.............................         128,487          2,003          1,830           128,660
Mortgage-backed securities.......................         264,155          2,121          1,347           264,929
Asset-backed securities..........................          53,192            382             97            53,477
                                                   -----------------------------------------------------------------
Total fixed maturities...........................        $528,045         $4,969         $4,310          $528,704
                                                   =================================================================

                                                                            DECEMBER 31, 1995
                                                   -----------------------------------------------------------------
                                                                        GROSS           GROSS
                                                        AMORTIZED    UNREALIZED       UNREALIZED
                                                          COST          GAINS           LOSSES        FAIR VALUE
                                                   -----------------------------------------------------------------
                                                                            (IN THOUSANDS)

AVAILABLE-FOR-SALE
U.S. Treasury securities and obligations of U.S.
   government corporations and agencies..........          $5,746           $522             $-            $6,268
Obligations of states and political subdivisions.          23,304            510            139            23,675
Special revenue and assessment...................             330              2              -               332
Corporate securities.............................         857,926         29,671         13,146           874,451
Mortgage-backed securities.......................         857,685         17,838          1,879           873,644
                                                   -----------------------------------------------------------------
Total fixed securities...........................      $1,744,991        $48,543        $15,164        $1,778,370
                                                   =================================================================

Equity securities................................         $21,278           $687            $85           $21,880
                                                   =================================================================

HELD-TO-MATURITY
Obligations of states and political subdivisions.         $67,160         $1,221             $-           $68,381
Special revenue and assessment...................             870              -              -               870
Corporate securities.............................         163,032          6,426             43           169,415
Mortgage-backed securities.......................         305,075          5,539              4           310,610
                                                   -----------------------------------------------------------------
Totals...........................................        $536,137        $13,186            $47          $549,276
                                                   =================================================================

The change in the Company's unrealized appreciation (depreciation) on fixed maturities was $(51,773,000), $220,048,000 and $(219,496,000) during 1996, 1995 and 1994, respectively; the corresponding amounts for equity securities were $1,595,000, $1,034,000 and $(1,702,000) during 1996, 1995 and 1994, respectively.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

2.  INVESTMENTS (CONTINUED)

The amortized cost and fair value of fixed maturities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           AVAILABLE-FOR-SALE                HELD-TO-MATURITY
                                                 -------------------------------------------------------------------
                                                        AMORTIZED                       AMORTIZED
                                                          COST           FAIR VALUE       COST         FAIR VALUE
                                                 -------------------------------------------------------------------
                                                                                (IN THOUSANDS)

Due in one year or less........................          $17,711          $17,764           $320            $320
Due after one year through five years..........          197,414          197,267         12,184          12,240
Due after five years through 10 years..........          469,394          471,099         47,804          48,193
Due after 10 years.............................          376,063          368,198        150,390         149,545
Mortgage-backed securities.....................          627,875          627,658        264,155         264,929
Asset-backed securities........................          122,523          123,080         53,192          53,477
                                                 -------------------------------------------------------------------
                                                      $1,810,980       $1,805,066       $528,045        $528,704
                                                 ===================================================================

Late in 1995, the FASB issued a special report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." This report provided companies with an opportunity for a one-time reassessment and reclassification of securities as of a single measurement date without tainting the held-to-maturity debt securities classification. On December 8, 1995, the Company reclassified securities with an amortized cost of $202,417,000 from held-to-maturity to available-for-sale. The transfer resulted in an increase to unrealized gains on securities of approximately $2,162,000 net of related adjustments for deferred policy acquisition costs and deferred income taxes.

The Company did not hold any investments that individually exceeded 10% of equity at December 31, 1996 except for securities guaranteed by the U.S. government or an agency of the U.S. government.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

2.  INVESTMENTS (CONTINUED)

Major categories of net investment income are summarized as follows:

                                            1996        1995         1994
                                          --------------------------------
                                                   (IN THOUSANDS)

Interest on fixed maturities.............  $174,592   $165,684    $154,739
Dividends on equity securities...........     5,817      1,309         712
Interest on mortgage loans...............     6,680      7,876       7,746
Real estate income.......................       781      1,287       1,326
Interest on policy loans.................     6,372      5,927       5,462
Interest on short-term investments.......     1,487      2,625       2,272
Other....................................     3,418      1,453         525
                                          --------------------------------
Total investment income..................   199,147    186,161     172,782

Investment expenses......................     6,511      6,221       5,925
                                          ================================
Net investment income....................  $192,636   $179,940    $166,857
                                          ================================

Proceeds from sales of fixed maturities and equity securities and related realized gains and losses, including valuation adjustments, are as follows:

                                        1996            1995           1994
                                     -------------------------------------------
                                                   (IN THOUSANDS)

Proceeds from sales...............    $393,189        $310,590      $128,533
Gross realized gains..............       9,407           5,901         5,814
Gross realized losses.............       9,723           3,361         4,889

The composition of the Company's portfolio of fixed maturities by quality rating at December 31, 1996 is as follows:

    QUALITY RATING                CARRYING AMOUNT                  %
--------------------------   -------------------------    --------------------
                                  (IN THOUSANDS)

AAA......................           $1,199,762                    51.4%
AA.......................              158,785                     6.8
A........................              361,008                    15.5
BBB......................              416,589                    17.9
Noninvestment grade......              196,967                     8.4
                             =========================    ====================
                                    $2,333,111                   100.0%
                             =========================    ====================

The Company has a diversified  portfolio of commercial and residential  mortgage
loans  outstanding  in  14  states.   The  loans  are  somewhat   geographically
concentrated in the midwestern

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

2.  INVESTMENTS (CONTINUED)

and southwestern United States with the largest outstanding balances at December 31, 1996 being in the states of Kansas (34%), Iowa (15%) and Texas (14%).

Net realized gains (losses) consist of the following:

                                            1996          1995         1994
                                        --------------------------------------
                                                    (IN THOUSANDS)

Fixed maturities......................    $(1,329)       $1,805        $397
Equity securities.....................      1,013           735         528
Other.................................         72         1,336        (791)
                                        ======================================
Total realized gains (losses).........      $(244)       $3,876        $134
                                        ======================================

Deferred losses totaling $2.2 million and $3.9 million at December 31, 1996 and 1995, respectively, resulting from terminated and expired futures contracts are included in fixed maturities and will be amortized as an adjustment to net investment income. The notional amount of outstanding agreements to sell securities was $79 million at December 31, 1995. There were no outstanding agreements at December 31, 1996.

For interest rate exchange agreements, one agreement was terminated during 1996 resulting in a deferred gain of $1.1 million. The notional amount of the remaining outstanding agreements was $30 million at December 31, 1996. Also, as of December 31, 1996, these agreements have maturities ranging from March 1997 to May 2005. Under these agreements, the Company receives variable rates based on the one- and three-month LIBOR and pays fixed rates ranging from 6.875% to 7.215%.

3.  EMPLOYEE BENEFIT PLANS

Substantially all Company employees are covered by a qualified, noncontributory defined benefit pension plan sponsored by the Company and certain of its affiliates. Benefits are based on years of service and an employee's highest average compensation over a period of five consecutive years during the last 10 years of service. The Company's policy has been to contribute funds to the plan in amounts required to maintain sufficient plan assets to provide for accrued benefits. In applying this general policy, the Company considers, among other factors, the recommendations of its independent consulting actuaries, the requirements of federal pension law and the limitations on deductibility imposed by federal income tax law. The Company records pension cost in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

3.  EMPLOYEE BENEFIT PLANS (CONTINUED)

Pension cost for the plan for 1996, 1995 and 1994 is summarized as follows:

                                                  1996       1995         1994
                                              ----------------------------------
                                                        (IN THOUSANDS)

Service cost................................      $670        $528       $679
Interest cost...............................       587         508        535
Actual return on plan assets................    (1,064)     (1,568)       310
Net amortization and deferral...............       284         900       (949)
                                              ----------------------------------
Net pension cost............................      $477        $368       $575
                                              ==================================

The funded status of the plan as of December 31, 1996 and 1995 was as follows:

                                                              DECEMBER 31
                                                           1996        1995
                                                      -------------------------
                                                            (IN THOUSANDS)

Actuarial present value of benefit obligations:
   Vested benefit obligation.........................   $(6,059)     $(5,243)
   Non-vested benefit obligation.....................      (202)        (165)
                                                      -------------------------
   Accumulated benefit obligation....................    (6,261)      (5,408)
   Excess of projected benefit
     obligation over accumulated
     benefit obligation..............................    (2,961)      (2,865)
                                                      -------------------------
   Projected benefit obligation......................    (9,222)      (8,273)
Plan assets, at fair market value....................    10,085        8,342
                                                      -------------------------
Plan assets greater than projected
   benefit obligation................................       863           69

Unrecognized net loss................................     1,007        1,560
Unrecognized prior service cost......................       700          758

Unrecognized net asset established
  at the date of initial application.................    (1,841)      (2,025)
                                                      -------------------------
Net prepaid pension cost.............................      $729         $362
                                                      =========================


Assumptions were as follows:

                                                       1996     1995     1994
                                                     -------------------------
Weighted average discount rate...................       7.75%    7.5%    8.5%
Weighted average rate of increase in
   compensation for participants age
   45 and older..................................       4.5      4.5     4.5
Weighted average expected long-term
   return on plan assets.........................       9.0      9.0     9.0

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

3.  EMPLOYEE BENEFIT PLANS (CONTINUED)

Compensation rates that vary by age for participants under age 45 were used in determining the actuarial present value of the projected benefit obligation in 1996. Plan assets are invested in a diversified portfolio of affiliated mutual funds that invest in equity and debt securities.

In addition to the Company's defined benefit pension plan, the Company provides certain medical and life insurance benefits to full-time employees who have retired after the age of 55 with five years of service. The plan is contributory, with retiree contributions adjusted annually and contains other cost-sharing features such as deductibles and coinsurance. Contributions vary based on the employee's years of service earned after age 40. The Company's portion of the costs is frozen after 1996 with all future cost increases passed on to the retirees. Retirees in the plan prior to July 1, 1993 are covered 100% by the Company.

Retiree medical care and life insurance cost for the total plan for 1996, 1995 and 1994 is summarized as follows:

                                         1996       1995        1994
                                      --------------------------------
                                               (IN THOUSANDS)

Service cost........................     $157       $151        $116
Interest cost.......................      280        305         275
                                      --------------------------------
                                         $437       $456        $391
                                      ================================

The funded status of the plan as of December 31, 1996 and 1995 was as follows:

                                                              DECEMBER 31
                                                           1996         1995
                                                        ----------------------
                                                            (IN THOUSANDS)

Accumulated postretirement benefit obligation:
   Retirees..........................................     $(2,498)    $(2,514)
Active participants:
   Retirement eligible...............................        (568)       (632)
   Others............................................      (1,023)     (1,035)
                                                        ----------------------
                                                           (4,089)     (4,181)
Unrecognized net (gain) loss.........................        (348)         67
                                                        ----------------------
Accrued postretirement benefit cost..................     $(4,437)    $(4,114)
                                                        ======================

The annual assumed rate of increase in the per capita cost of covered benefits is 10% for 1996 and is assumed to decrease gradually to 5% for 2001 and remain at that level thereafter. The health care cost trend rate has a significant effect on the amount reported. For example, increasing the assumed health care cost trend rates by one percentage point each year would increase the accumulated  postretirement  benefit  obligation  as of  December  31,  1996  by
$191,000

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

3.  EMPLOYEE BENEFIT PLANS (CONTINUED)

and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $54,000.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.75%, 7.5% and 8.5% at December 31, 1996, 1995 and 1994,
respectively.

The Company has a profit-sharing and savings plan for which substantially all employees are eligible after one year of employment with the Company. Contributions for profit sharing are based on a formula established by the Board of Directors with pro rata allocation among employees based on salaries. The savings plan is a tax-deferred, 401(k) retirement plan. Employees may contribute up to 10% of their eligible compensation. The Company matches 50% of the first 6% of the employee contributions. Employee contributions are fully vested, and Company contributions are vested over a five-year period. Company contributions to the profit-sharing and savings plan charged to operations were $1,783,000, $1,567,000 and $1,075,000 for 1996, 1995 and 1994, respectively.

4.  REINSURANCE

The Company assumes and cedes reinsurance with other companies to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. The Company's maximum retention on any one life is $500,000. The Company does not use financial or surplus relief reinsurance. Life insurance in force ceded at December 31, 1996 and 1995 was $4.0 and $3.9 billion, respectively.

Principal reinsurance transactions are summarized as follows:

                                          1996        1995          1994
                                        -----------------------------------
                                                  (IN THOUSANDS)

Reinsurance ceded:

   Premiums paid......................    $25,442       $5,305      $3,980
                                        ===================================

   Commissions received...............     $4,669         $230      $1,443
                                        ===================================

   Claim recoveries...................     $5,235       $3,089      $2,485
                                        ===================================

In the accompanying financial statements, premiums, benefits, settlement expenses and deferred policy acquisition costs are reported net of reinsurance ceded; policy liabilities and accruals are reported gross of reinsurance ceded. The Company remains liable to policyholders if the reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements. To minimize its exposure to significant losses from reinsurance insolvencies, the

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

4.  REINSURANCE (CONTINUED)

Company  evaluates  the  financial  condition  of its  reinsurers  and  monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of reinsurers. At December 31, 1996 and 1995, the Company had established a receivable totaling $92,197,000 and $78,877,000 for reserve credits, reinsurance claims and other receivables from its reinsurers. The amount of reinsurance assumed is not significant.

In 1995, the Company transferred, through a 100% coinsurance agreement, $66.9 million in policy reserves and claim liabilities. The agreement related to a block of whole life and decreasing term life insurance business.

In prior years, the Company was involved in litigation arising out of its participation from 1986 to 1990 in a reinsurance pool. The litigation related to the pool manager and a reinsurance intermediary placing major medical business in the pool without authorization. During 1993, the Company settled the major medical portion of the pool's activity with no significantly adverse effect on the Company. The nonmajor medical business placed in the pool has experienced significant losses. At December 31, 1996, the Company believes adequate provision has been made for such losses.

5.  INCOME TAXES

The Company files a life/nonlife consolidated federal income tax return. The provision for income taxes includes current federal income tax expense or benefit and deferred income tax expense or benefit due to temporary differences between the financial reporting and income tax bases of assets and liabilities. Such differences relate principally to liabilities for future policy benefits and accumulated contract values, deferred compensation, deferred policy acquisition costs, postretirement benefits, deferred selling commissions, depreciation expense and unrealized appreciation (depreciation) on securities available-for-sale.

Income tax expense consists of the following for 1996, 1995 and 1994:

                                            1996         1995          1994
                                  ----------------------------------------------
                                                   (IN THOUSANDS)

Current.........................         $12,528       $15,200      $11,361
Deferred........................           8,343         2,727        5,768
                                  ----------------------------------------------
                                         $20,871       $17,927      $17,129
                                  ==============================================

The provision for income taxes differs from the amount computed at the statutory federal income tax rate due primarily to dividends received deductions and tax credits.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

5.  INCOME TAXES (CONTINUED)

Income taxes paid by the Company were $16,213,000,  $11,551,000, and $14,634,000 during 1996, 1995, and 1994, respectively.

Net deferred tax assets or liabilities consist of the following:

                                                          1996          1995
                                                      -------------------------
                                                            (IN THOUSANDS)

Deferred tax assets:
   Future policy benefits..........................      $20,487      $17,780
   Net unrealized depreciation on
     securities available-for-sale.................        1,409            -
   Guaranty fund assessments.......................        1,400        1,260
   Employee benefits...............................        4,852        3,836
   Other...........................................        4,620        3,662
                                                      -------------------------
Total deferred tax assets..........................       32,768       26,538

Deferred tax liabilities:
   Deferred policy acquisition costs...............       69,647       50,580
   Net unrealized appreciation on
     securities available-for-sale.................            -       12,539
   Deferred gain on investments....................       10,446        8,681
   Depreciation....................................        2,061          988
   Other...........................................        5,461        7,409
                                                      -------------------------
Tax deferred tax liabilities.......................       87,615       80,197
                                                      -------------------------
Net deferred tax liabilities.......................      $54,847      $53,659
                                                      =========================

6.  CONDENSED FAIR VALUE INFORMATION

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of fair value information about financial instruments, whether recognized or not recognized in a company's balance sheet, for which it is practicable to estimate that value. The methods and assumptions used by the
Company to estimate the following fair value disclosures for financial instruments are set forth in NOTE 1.

SFAS No. 107 excludes certain insurance liabilities and other nonfinancial instruments from its disclosure requirements. However, the liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk that minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The fair value amounts presented herein do not include an amount for the value associated with customer or agent relationships, the expected interest margin (interest earnings in excess of interest credited) to be earned in the future on investment-type products or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

6.  CONDENSED FAIR VALUE INFORMATION (CONTINUED)


                                                        DECEMBER 31, 1996                  DECEMBER 31, 1995
                                               ---------------------------------   ---------------------------------
                                                     CARRYING                            CARRYING
                                                      AMOUNT        FAIR VALUE            AMOUNT        FAIR VALUE
                                               ---------------------------------   -------------------------------
                                                                          (IN THOUSANDS)

Investments:
   Fixed maturities (NOTE 2).................       $2,333,111      $2,333,770          $2,314,507      $2,327,646
   Equity securities (NOTE 2)................           89,188          89,188              21,880          21,880
   Mortgage loans............................           66,611          69,004              74,342          80,175
   Policy loans..............................          106,822         108,685             100,452         104,077
   Short-term investments....................                -               -                 992             992
   Cash and cash equivalents.................            8,310           8,310              16,788          16,788
   Accrued investment income.................           32,161          32,161              30,623          30,623
   Futures contracts.........................                -               -                   -            (737)
   Interest rate exchange agreements ........                -            (282)                  -          (2,291)

Liabilities:
   Supplementary contracts without life
     contingencies...........................           33,225          33,803              34,363          35,387
   Individual and group annuities............        1,942,697       1,767,692           1,922,901       1,774,642
   Long-term debt............................           65,000          67,683                   -               -

7.  COMMITMENTS AND CONTINGENCIES

The Company leases various equipment under several operating lease agreements. Total expense for all operating leases amounted to $1,904,000, $1,302,000 and $1,450,000 for 1996, 1995 and 1994, respectively. The Company has aggregate future lease commitments at December 31, 1996 of $4,337,000 for noncancelable operating leases consisting of $992,000 in 1997, $941,000 in 1998, $829,000 in
1999, $818,000 in 2000 and $757,000 in 2001 and thereafter.

In addition, in 2001, under the terms of an operating lease for an airplane, the Company has the option to renew the lease for another five years, purchase the airplane for approximately $4.7 million, or return the airplane to the lessor and pay a termination charge of approximately $3.7 million. If the option to renew the lease for five years is selected, at the end of the five-year period
(2006), the Company has the option to purchase the airplane for approximately $3.4 million or return the airplane to the lessor and pay a termination charge of approximately $2.7 million.

            SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

7.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

The economy and other factors have caused an increase in the number of insurance companies that have required regulatory supervision. Guaranty fund assessments are levied on the Company by life and health guaranty associations in most states in which it is licensed to cover losses of policyholders of insolvent or rehabilitated insurers. In some states, these assessments can be partially recovered through a reduction in future premium taxes. The Company cannot predict whether and to what extent legislative initiatives may affect the right to offset. Based on information from the National Organization of Life and Health Guaranty Association and information from the various state guaranty associations, the Company believes that it is probable that these insolvencies will result in future assessments. The Company regularly evaluates its reserve for these insolvencies and updates its reserve based on the Company's interpretation of information recently received. The associated costs for a particular insurance company can vary significantly based on its premium volume by line of business in a particular state and its potential for premium tax offset. The Company accrued and charged to expense $1,574,000, $2,302,000 and $237,000 for 1996, 1995 and 1994, respectively. At December 31, 1996, the Company has reserved $4,000,000 to cover current and estimated future assessments net of related premium tax credits.

8.  LONG-TERM DEBT

The Company has a $75.5 million line of credit facility from the Federal Home Loan Bank of Topeka. Any borrowings in connection with this facility bear interest at .1% over the Federal Funds rate. No amounts were outstanding at December 31, 1996.

In February 1996, the Company negotiated three separate $5,000,000 advances with the Federal Home Loan Bank of Topeka. The advances are due February 27, 1998, February 26, 1999 and February 28, 2001 and carry interest rates of 5.59%, 5.76% and 6.04%, respectively.

In May 1996, the Company issued $50 million of 8.75% surplus notes maturing on May 15, 2016. The surplus notes were issued pursuant to Rule 144A under the Securities Act of 1933. The surplus notes have repayment conditions and restrictions whereby each payment of interest on or principal of the surplus notes may be made only with the prior approval of the Kansas Insurance
Commissioner   and  only  out  of  surplus  funds  that  the  Kansas   Insurance
Commissioner determines to be available for such payment under the Kansas Insurance Code.

9.  RELATED-PARTY TRANSACTIONS

The Company owns shares of mutual funds managed by Security Management Company, LLC with a net asset value totaling $60,559,000 and $5,364,000 at December 31, 1996 and 1995, respectively.

           SECURITY BENEFIT LIFE INSURANCE COMPANY AND SUBSIDIARIES

10.  ASSETS HELD IN SEPARATE ACCOUNTS

Separate account assets were as follows:

                                                       1996           1995
                                                    --------------------------
                                                          (IN THOUSANDS)
Premium and annuity considerations
   for the variable annuity products and
   variable universal life product for
   which the contractholder, rather than
   the Company, bears the
   investment risk................................   $2,793,911    $2,051,292
Assets of the separate accounts owned by
   the Company, at fair value.....................        9,016        14,014
                                                    --------------------------
                                                     $2,802,927    $2,065,306
                                                    ==========================

11.  STATUTORY INFORMATION

The Company and its insurance subsidiary prepare statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Kansas and New York Insurance regulatory authorities, respectively. Accounting practices used to prepare statutory-basis financial statements for regulatory filings of life insurance companies differ in certain instances from GAAP. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. Statutory capital and surplus of the insurance operations are $286,689,000 and $207,669,000 at December 31, 1996 and 1995, respectively.

                                     PART C

                                OTHER INFORMATION

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS
-------    ---------------------------------

           a.  Financial Statements

               All required financial statements are included in Part B of this Registration Statement.

           b.  Exhibits

               (1) Resolution of the Board of Directors of Security Benefit Life Insurance Company authorizing establishment of the Separate Account(a)

               (2)  Not Applicable

               (3)  (a) Service Facilities Agreement

                    (b) Variable Annuity Sales Agreement

               (4)  (a) Group Allocated Contract

                    (b) Group Certificate

                    (c) Loan Provision Certificate (Form GV6821 L-4 1/97)

                    (d) Tax-Sheltered Annuity Endorsement (Form 6832A 9/96)

               (5)  Form of Application (Form V7566 9/97)

               (6)  (a) Composite of Articles of Incorporation of SBL

                    (b) Bylaws of SBL

               (7)  Not Applicable

               (8)  Not Applicable

               (9)  Opinion of Counsel

              (10)  Consent of Independent Auditors

              (11)  Not Applicable

              (12)  Not Applicable

              (13)  Schedules of Computation of Performance

              (14) Powers of Attorney of Howard R. Fricke, Thomas R. Clevenger, Sister Loretto Marie Colwell, John C. Dicus, William W. Hanna, Laird G. Noller, Robert C. Wheeler, and Frank C. Sabatini

              (15)  Financial Data Schedules

(a) Incorporated herein by reference to the exhibits filed with Variflex Separate Account's Post-Effective Amendment No. 13 under the Securities Act of 1933 and Amendment No. 12 under the Investment Company Act of 1940 to Registration Statement No. 2-89328 (April 28, 1995).

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR
--------   ---------------------------------------

Name and Principal
 Business Address                     Positions and Offices with Depositor
------------------                    ------------------------------------

Howard R. Fricke*                     Chairman of the Board, President, Chief
                                      Executive Officer and Director

Thomas R. Clevenger                   Director
P.O. Box 8514
Wichita, Kansas 67208

Sister Loretto Marie Colwell          Director
1700 SW 7th Street
Topeka, Kansas 66606

John C. Dicus                         Director
700 Kansas Avenue
Topeka, Kansas 66603

Steven J. Douglass                    Director
3231 East 6th Street
Topeka, Kansas 66607

William W. Hanna                      Director
P.O. Box 2256
Wichita, Kansas 67201

John E. Hayes, Jr.                    Director
818 Kansas Avenue
Topeka, Kansas 66612

Laird G. Noller                       Director
2245 Topeka Avenue
Topeka, Kansas 66611

Frank C. Sabatini                     Director
120 SW 6th Street
Topeka, Kansas 66603

Robert C. Wheeler                     Director
P.O. Box 148
Topeka, Kansas 66601

Name and Principal
 Business Address                     Positions and Offices with Depositor
------------------                    ------------------------------------

Kris A. Robbins*                      Executive Vice President

Donald J. Schepker*                   Senior Vice President, Chief Financial
                                      Officer and Treasurer

Jeffrey P. Pantages*                  Senior Vice President and Chief Investment
                                      Officer

Roger K. Viola*                       Senior Vice President, General Counsel and
                                      Secretary

T. Gerald Lee*                        Senior Vice President-Administration

Malcolm E. Robinson*                  Senior Vice President and Assistant to the
                                      President

Donald E. Caum*                       Senior Vice President and Chief Marketing
                                      Officer

Richard K Ryan*                       Senior Vice President

James R. Schmank*                     Vice President

Kathleen R. Blum*                     Vice President-Administration

Amy J. Lee*                           Associate General Counsel, Vice President
                                      and Assistant Secretary

*Located at 700 Harrison Street, Topeka, Kansas 66636.

           PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR
ITEM 26.   REGISTRANT
--------   ---------------------------------------------------------------------

           The Depositor, Security Benefit Life Insurance Company ("SBL") is owned by its policyowners. No one person holds more than approximately 0.0004% of the voting power of SBL. The Registrant is a segregated asset account of SBL.

           The following chart indicates the persons controlled by or under common control with Variflex Separate Account or SBL:

                                                                   Percent of
                                              Jurisdiction of  Voting Securities
             Name                              Incorporation      Owned by SBL
             ----                             ---------------  -----------------
Security Benefit Life Insurance Company           Kansas              ---
(Mutual Life Insurance Company)

Security Benefit Group, Inc.                      Kansas             100%
(Holding Company)

Security Management Company, LLC                  Kansas             100%
(Mutual Funds Management Company)

Security Distributors, Inc. (Broker/Dealer,       Kansas             100%
Principal Underwriter of Mutual Funds)

First Advantage Insurance Agency, Inc.            Kansas             100%
(Insurance Agency)

Security Benefit Academy, Inc.                    Kansas             100%
(Daycare Company)

Creative Impressions, Inc.                        Kansas             100%
(Advertising Agency)

Security Benefit Clinic and Hospital              Kansas             100%
(Nonprofit provider of hospital benevolences for fraternal certificate holders)

First Security Benefit Life Insurance             New York           100%
and Annuity Company of New York

          SBL is also the depositor of the following separate accounts: SBL Variable Annuity Accounts I, III, and IV, SBL Variable Life Insurance Account Varilife, Security Varilife Separate Account, Variflex LS,
          Variflex Signature, T. Rowe Price Variable Annuity Account and Parkstone Variable Annuity Account.

          Through the above-referenced separate accounts, SBL might be deemed to control the open-end management investment companies listed below. The approximate percentage of ownership by the separate accounts for each company is as follows:

Security Equity Fund                  15.9%       Security Income Fund -    7.6%
                                                    Corporate Bond Series

Security Growth and Income Fund       40.1%       SBL Fund                  100%

ITEM 27.   NUMBER OF CONTRACTOWNERS
--------   ------------------------

           As of September 15, 1997, there were 0 owners of Variflex Educator Series Qualified Contracts.

ITEM 28.   INDEMNIFICATION
--------   ---------------

           The bylaws of Security Benefit Life Insurance Company provide that the Company shall, to the extent authorized by the laws of the State of Kansas, indemnify officers and directors for certain liabilities threatened or incurred in connection with such person's capacity as director or officer.

           The Articles of Incorporation include the following provision:

               A Director shall not be personally liable to the Corporation or to its policyholders for monetary damages for breach of fiduciary duty as a director, provided that this sentence shall not eliminate nor limit the liability of a director

               A. for any breach of his or her duty of loyalty to the Corporation or its policyholders;

               B. for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

               C. under the provisions of K.S.A. 17-6424 and amendments thereto; or

               D. for any transaction from which the director derived an improper personal benefit.

               This Article Eighth shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date this Article Eighth becomes effective.

           Insofar as indemnification for a liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITER
--------   ---------------------

           (a) Security Distributors, Inc. ("SDI"), a subsidiary of SBL, acts as distributor of the Variflex Separate Account contracts. SDI receives no compensation for its distribution function in excess of the commissions it pays to selling broker/dealers. SDI performs similar functions for SBL Variable Annuity Accounts I, III and IV, SBL Variable Life Insurance Account Varilife, Security Varilife Separate Account, Variflex LS, Variflex Signature, and Parkstone Variable Annuity Account. SDI also acts as principal underwriter for the following management investment companies for which Security Management Company, LLC, an affiliate of SBL, acts as investment adviser: Security Equity Fund, Security Income Fund, Security Growth and Income Fund, Security Tax-Exempt Fund and Security Ultra Fund.

           (b)

                Name and Principal                 Position and Offices
                Business Address*                    with Underwriter
                ------------------                 ------------------
                Richard K Ryan                     President and Director

                John D. Cleland                    Vice President and Director

                James R. Schmank                   Vice President and Director

                Mark E. Young                      Vice President

                Amy J. Lee                         Secretary

                Brenda M. Harwood                  Treasurer

                Daniel J. McNichol                 Vice President

                Jennifer A. Zaat                   Regional Vice President

                Kent N. Spillman                   Regional Vice President

                Carla D. Griffin                   Regional Vice President

                Anthony Hammock                    Regional Vice President

                William G. Mancuso                 Regional Vice President

                Clark A. Anderson                  Regional Vice President

                Paul A. Richardson                 Regional Vice President

                Marek E. Lakotko                   Regional Vice President

                Susan L. Tully                     Regional Vice President

                Eric M. Aanes                      Regional Vice President

                700 Harrison, Topeka, Kansas 66636-0001

           (c)  Not applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS
--------   --------------------------------

           All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by SBL at its administrative offices--700 Harrison, Topeka, Kansas 66636-0001.

ITEM 31.   MANAGEMENT SERVICES
--------   -------------------

           All management contracts are discussed in Part A or Part B.

ITEM 32.   UNDERTAKINGS
--------   ------------

           (a)  Registrant   undertakes  that  it  will  file  a  post-effective
                amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than sixteen (16) months old for so long as payments under the Variable Annuity contracts may be accepted.

           (b) Registrant undertakes that it will include as part of the Variflex Separate Account contract application a space that an applicant can check to request a Statement of Additional Information.

           (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to SBL at the address or phone number listed in the prospectus.

           (d) Depositor represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the rights assumed by the Depositor.

           (e) Registrant represents that it is relying upon the no-action letter issued to the American Council of Life Insurance, publicly available November 28, 1988 and further represents that it has complied with provisions 1-4 set forth in that letter.

                                   SIGNATURES

As required by the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Topeka, and State of Kansas on this 15th day of September, 1997.

SIGNATURES AND TITLES
---------------------

Howard R. Fricke                      SECURITY BENEFIT LIFE INSURANCE COMPANY
Director, Chairman of the Board,      (The Depositor)
President and Chief Executive
Officer

                                      By: ROGER K. VIOLA
                                          --------------------------------------
Thomas R. Clevenger                       Roger K. Viola, Senior Vice President,
Director                                  General Counsel and Secretary as
                                          Attorney-In-Fact for the Officers and
                                          Directors Whose Names Appear Opposite
Sister Loretto Marie Colwell
Director
                                      VARIFLEX SEPARATE ACCOUNT (Variflex
                                      Educator Series) (The Registrant)
Steven J. Douglass
Director                              By: SECURITY BENEFIT LIFE INSURANCE
                                          COMPANY
                                          (The Depositor)
William W. Hanna
Director

John C. Dicus
Director

Laird G. Noller                       By: HOWARD R. FRICKE
Director                                  --------------------------------------
                                          Howard R. Fricke, Chairman of the
                                          Board, President and Chief Executive
                                          Officer
Frank C. Sabatini
Director                              By: DONALD J. SCHEPKER
                                          --------------------------------------
                                          Donald J. Schepker, Senior Vice
Robert C. Wheeler                         President, Chief Financial Officer and
Director                                  Treasurer

                                      (ATTEST): ROGER K. VIOLA
                                                --------------------------------
                                                Roger K. Viola, Senior Vice
                                                President, General Counsel
                                                and Secretary


                                      Date: September 15, 1997

                                  EXHIBIT INDEX

  (1)  Resolution

  (2)  None

  (3)  (a)  Service Facilities Agreement

       (b)  Variable Annuity Sales Agreement

  (4)  (a)  Group Allocated Contract

       (b)  Group Certificate

       (c)  Loan Provision Certificate

       (d)  Tax-Sheltered Annuity Endorsement

  (5)  Form of Application

  (6)  (a)  Articles of Incorporation

       (b)  Bylaws

  (7)  None

  (8)  None

  (9)  Opinion of Counsel

(10)   Consent of Independent Auditors

(11)   None

(12)   None

(13)   Schedules of Computation of Performance

(14)   Powers of Attorney

(15)   Financial Data Schedules